As filed with the Securities and Exchange Commission on December 4, 2009

UNITED STATES OF AMERICA

BEFORE THE

U.S. SECURITIES AND EXCHANGE COMMISSION

File No. 812-_____

 Application for an Order under Section 6(c) of the Investment Company Act of 1940 (the “Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act and under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act and under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act and under Section 6(c) for an exemption from Rule 12d1-2(a) under the Act

In the Matter of

T. Rowe Price Associates, Inc.

Please send all communications to: Darrell N. Braman, Esq. James P. Erceg T. Rowe Price Associates, Inc. 100 East Pratt Street Baltimore, MD 21202	With a copy to: Stacy L. Fuller, Esq. K&L Gates LLP 1601 K Street, N.W. Washington, DC 20006-1600

Page 1 of 86 sequentially numbered pages (including exhibits)

TABLE OF CONTENTS
Page

I.	SUMMARY OF APPLICATION				5
	A.	Request for Order			5
		1.	ETF Relief		6
		2.	12(d)(1) Relief		7
		3.	Same Group Relief		9
	B.	Comparability of Relief Sought to Prior Relief Granted by the Commission			10
II.	BACKGROUND				11
	A.	The Trust and Funds			11
		1.	Depositary Receipts		12
	B.	The Same Group Funds			13
	C.	The Adviser			14
	D.	The Distributor			14
III.	APPLICANTS’ PROPOSAL WITH RESPECT TO ETF RELIEF				15
	A.	Operation of the Funds			15
		1.	Capital Structure and Voting Rights; Book-Entry		15
		2.	Investment Objectives		15
		3.	Listing and Trading		16
	B.	Purchases and Redemptions of Shares and Creation Units			17
		1.	Placement of Orders to Purchase Creation Units		18
			a.	General	18
			b.	NSCC Clearing Process, DTC Process and Process for the Funds	21
			c.	Transaction Fees	23
			d.	Timing and Transmission of Purchase Orders	24
		2.	Payment for Creation Units		25
			a.	General	25
			b.	Domestic Funds	27
			c.	Global Funds	27
		3.	Redemption		29
			a.	In-Kind Redemptions	29
		4.	Pricing of Shares		32
	C.	Likely Purchasers of Shares			32
	D.	Disclosure Documents			34
	E.	Sales and Marketing Materials			36
	F.	Availability of Information Regarding Shares			37

TABLE OF CONTENTS
Page

		1.	Equity Funds		37
		2.	Fixed Income Funds		39
			a.	Calculation of Intra-day NAV	39
			b.	Availability of Intra-day Pricing and Other Information	40
	G.	Dividends, Other Distributions and Taxes			43
	H.	Shareholder Transaction Expenses			44
	I.	Shareholder Reports			44
	J.	Feeder Funds			45
		1.	In-Kind Transactions in a Master-Feeder Structure		45
		2.	No Senior Securities		45
IV.	REQUEST FOR ETF RELIEF				46
	A.	In Support of ETF Relief			46
		1.	Trading History of Similar Products		48
		2.	The Product Does Not Raise Concerns and Entails Benefits		49
	B.	Exemption from the Provisions of Sections 2(a)(32) and 5(a)(1)			50
	C.	Exemption from the Provisions of Section 22(d) and Rule 22c-1			52
	D.	Exemption from the Provisions of Section 22(e)			55
	E.	Exemption from the Provisions of Section 17(a)			58
V.	REQUEST FOR 12(D)(1) RELIEF				62
	A.	Exemption from the Provisions of Sections 12(d)(l)(A) and (B) and 17(a)			62
		1.	General		62
		2.	The Acquiring Funds		62
		3.	Proposed Conditions and Disclosure		63
	B.	Section 12(d)(l)			65
		1.	Exemption under Section 12(d)(1)(J)		66
		2.	Concerns Underlying Section 12(d)(1)(J)		66
	C.	Sections 17(a), 17(b) and 6(c)			70
VI.	REQUEST FOR SAME GROUP RELIEF				72
VII.	EXPRESS CONDITIONS TO THIS APPLICATION				77
VIII.	NAMES AND ADDRESSES				85
IX.	PROCEDURAL MATTERS, CONCLUSION AND SIGNATURES				85

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

In the Matter of: T. Rowe Price Associates, Inc. File No. 812-[_____]	: : : : : : : : : : : : :	Application for an Order under Section 6(c) of the Investment Company Act of 1940 (the “Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act and under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act and under Section 12(d)(1)(J) granting an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act and under Section 6(c) of the Act for an exemption from Rule 12d1-2(a) Under the Act.

I.           SUMMARY OF APPLICATION
A.	Request for Order
    In this application (“Application”), the undersigned applicants, T. Rowe Price Associates, Inc. (together with all entities controlling, controlled by or under common control with T. Rowe Price Associates, Inc., the “Adviser”) and a Delaware statutory trust that will be formed by Adviser (the “Trust” and together with Adviser, “Applicants”) apply for and request an order (“Order”) under Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act and under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act; under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act; and under Section 6(c) for an exemption from Rule 12d1-2(a) under the Act. The requested Order would grant ETF Relief, 12(d)(1) Relief and Same Group Relief, each as defined below.

1.	ETF Relief
    The “ETF Relief” would permit, among other things, (a) series of registered open-end management investment companies (“Funds,” as further defined below) to be redeemable in large aggregations only (“Creation Units”); (b) the Funds’ shares (“Shares”) to trade on a national securities exchange as defined in Section 2(a)(26) of the Act (“Exchanges”), such as the New York Stock Exchange LLC (“NYSE”), The Nasdaq Stock Market, Inc. (“Nasdaq”) and NYSE Arca, Inc. and NYSE Arca Marketplace, LLC (collectively “NYSE Arca”) at negotiated market prices rather than at net asset value (“NAV”); (c) relief from the seven (7) calendar day redemption requirement for certain Funds under specified limited circumstances; and (d) certain affiliated persons of the Fund to buy securities from, and sell securities to, it in connection with the in-kind purchase and redemption of its Shares.  Each Fund relying on the ETF Relief will operate as an actively managed exchange-traded fund (“ETF”) and may operate as a feeder fund in a master-feeder structure (“Feeder Fund”), as an acquiring fund in a fund of funds structure (“FOF”) or as an acquired fund in a fund of funds structure (“Non-FOF”).
The initial Fund (“Initial Fund”), which primarily will invest in domestic fixed income securities, will operate as a Non-FOF. Applicants request that the ETF Relief apply to the Initial Fund and to any additional series of the Trust and any other registered open-end management investment company, or series thereof, that may currently exist or be created in the future and that is advised by the Adviser and utilize active investment management strategies (“Future Funds”).1
 Future Funds may invest in equity securities traded in U.S. markets (“Domestic Equity

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1 All existing entities that currently intend to rely on the Order have been named as Applicants. Any other existing or future entity that relies on the Order will comply with the terms and conditions of the Application. Each Fund would remain fully subject to the requirements of the Exchange Act and to any applicable listing standards or individualized listing approvals required under Rule 19b-4 under the Exchange Act, but the listing process under the Exchange Act would not affect the exemptive relief under the Act.

Funds”) or outside the U.S. on global markets (“Global Equity Funds,” together with Domestic Equity Funds, “Equity Funds”) and in fixed income securities traded in U.S. markets (“Domestic Fixed Income Funds”, together with Domestic Equity Funds, “Domestic Funds”) or outside the U.S. on global markets (“Global Fixed Income Funds”, together with Global Equity Funds, “Global Funds”).  Domestic Fixed Income Funds and Global Fixed Income Funds may be referred to collectively as “Fixed Income Funds.” In each case where “Equity Fund” or “Fixed Income Fund” is used, it includes the portion of any Fund that invests, respectively, in equity or fixed income securities.  In each case where “Domestic Fund” or “Global Fund” is used, it includes the portion of any Fund that invests, respectively, in U.S. markets or outside the U.S. on global markets.  The Funds may also invest in other ETFs, and certain Funds may be FOFs, as defined above.
    Future Funds that are FOFs may invest in ETFs that are in the same group of investment companies and/or outside the same group of investment companies and in pooled investment vehicles that are not registered with the Commission under the Act but that are registered under the Securities Act (“ETVs”).2  The Initial Fund and Future Funds together are included in the defined term “Funds.”
2.	12(d)(1) Relief
    Applicants also apply for and request the Order pursuant to Section 12(d)(l)(J) exempting certain transactions from Sections 12(d)(l)(A) and 12(d)(l)(B), and under Sections 6(c) and 17(b) exempting certain transactions from Section 17(a) (“12(d)(1) Relief”). Applicants ask that the

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2 As used in this Application, ETVs are organized in the United States and trade on an Exchange.  They are structured as special purpose vehicles which own pools of assets and issue equity interests in such pools by registering their securities for sale under the Securities Act.  ETVs do not include exchange-traded notes (“ETNs”) or publicly traded commodity pools.

12(d)(1) Relief be applicable to (i) the Initial Fund and any Future Funds that are Non-FOFs,3 (ii) “Acquiring Funds,” as defined below, and (iii) Distributor and any broker-dealer registered under the Securities Exchange Act of 1934, as amended (“Exchange Act”) selling Shares to Acquiring Funds (“Brokers”). The 12(d)(1) Relief, if granted, would permit registered management investment companies and unit investment trusts (“UITs”) that are not part of the same “group of investment companies,” as defined in Section 12(d)(l)(G)(ii) of the Act, as the Non-FOFs, to acquire the Non-FOF’s Shares beyond the limits of Section 12(d)(l)(A).4 (Such management companies are referred to herein as “Acquiring Management Companies;” such UITs are referred to herein as “Acquiring Trusts,” and collectively with Acquiring Management Companies, “Acquiring Funds”). The 12(d)(1) Relief would also permit each Non-FOF, Distributor and/or a Broker to sell the Non-FOFs’ Shares to an Acquiring Fund beyond the limits of Section 12(d)(l)(B). To the extent that Feeder Funds may not be able to rely on Section 12(d)(1)(E), the 12(d)(1) Relief would also permit them to purchase and sell the securities of another registered investment company advised by Adviser and in the same group of investment companies (“Master Funds”) in excess of the limits in Sections 12(d)(1)(A) and (B) (“Feeder Relief”).5  In addition, the 12(d)(1) Relief would provide relief from Sections 17(a)(l) and (2) to

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3 Applicants do not request 12(d)(1) Relief with respect to any FOF because an Acquiring Fund investing in shares of a FOF would be a “fund of funds of funds”. This is a type of complex fund structure that prompted Congress to adopt Section 12(d)(1) and is expressly prohibited under the Commission’s proposed Exchange-Traded Funds Rule, Investment Company Act Release No. 28193 (March 18, 2008).

4 An Acquiring Fund would not treat Shares of the Non-FOFs, purchased under the terms described herein, as investment company securities for purposes of complying with the limits of Section 12(d)(1)(A) of the Act, so that such Shares would not be included when the Acquiring Fund determined its compliance with the 5% and 10% limitations set out in Section 12(d)(1)(A).

5 For purposes hereof, Feeder Funds are considered to be Non-FOFs, provided that the Master Fund’s investments comply with Section 12(d)(1)(A).  Applicants may structure certain Funds as Feeder Funds for several reasons.  For example, such a structure could generate economies of scale and tax efficiencies for shareholders of all series of the Master Fund that could not otherwise be realized.  In a master-feeder structure, the Master Fund – rather than the Feeder Fund – would generally invest the portfolio in compliance with the Order.  There would be no ability by Fund shareholders to exchange shares of Feeder Funds for shares of another feeder series of the Master Fund.

permit the following:  a Non-FOF that is an affiliated person, or an affiliated person of an affiliated person, as defined in Section 2(a)(3) of the Act, of an Acquiring Fund to sell its Shares to, and redeem its Shares from, an Acquiring Fund and to engage in the accompanying in-kind transactions; and a Feeder Fund that is an affiliated person of a Master Fund to sell portfolio securities to the Master Fund in exchange for shares of the Master Fund and redeem Master Fund shares for portfolio securities, both in connection with in-kind creations and redemptions of Shares as discussed herein. An Acquiring Fund may rely on the requested 12(d)(1) Relief, if granted, only to invest in the Non-FOFs and not in any other registered investment company.
3.	Same Group Relief
Applicants also apply for and request the Order pursuant to Section 6(c) exempting the Applicants from Rule 12d1-2(a) (“Same Group Relief”).  The Same Group Relief would permit any existing or future registered open-end management investment company, or series thereof, that (a) is advised by Adviser, (b) is in the same group of investment companies as other registered open-end investment companies, or series thereof, in which it invests (“Underlying Funds”) in reliance on Section 12(d)(1)(G) and/or Rule 12d1-2, and (c) is eligible to invest in securities (as defined in Section 2(a)(36) of the Act) in reliance on Rule 12d1-2 (“Same Group Fund”), to also invest, to the extent consistent with its investment objective, policies, strategies and limitations, in financial instruments that may not be securities within the meaning of Section 2(a)(36) (“Other Investments”).  Pursuant to the Same Group Relief, the Funds could operate as Same Group Funds or, alternatively, as Underlying Funds.  Any Fund that were to operate as a Same Group Fund would be FOF, as defined above, for purposes of this Application.6

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6 Another example of a Same Group Fund, as defined above, would include any series of the Adviser’s existing registered investment companies that invest in other series of the company and/or in Funds in reliance on the Same Group Relief in the Order.

Applicants request that the 12(d)(1) Relief apply to the Initial Fund, Future Funds and Adviser.
    Applicants believe that:  (i) with respect to the relief requested pursuant to Section 6(c), the relief is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act; (ii) with respect to the relief requested pursuant to Section 17(b), the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned, are consistent with the policy of the Initial Fund, will be consistent with the policy of any Future Fund and are consistent with the general purposes of the Act; and (iii) with respect to the relief requested pursuant to Section 12(d)(1)(J), the relief is consistent with the public interest and the protection of investors.  The relief described in this sub-Section 1.A is collectively referred to herein as the “Relief.”
    No form having been specifically prescribed for this Application, Applicants proceed under Rule 0-2 of the General Rules and Regulations of the U.S. Securities and Exchange Commission (the “Commission”).
B.	Comparability of Relief Sought to Prior Relief Granted by the Commission
    The requested ETF Relief and 12(d)(1) Relief are very similar to the relief recently granted by the Commission to various other actively managed ETFs7 and other open-end management investment companies operating as ETFs8 (collectively, “Prior ETFs”) pursuant to their respective applications for exemptive relief (“Prior Orders”).
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7 See Grail Advisors, LLC and Grail Advisors ETF Trust, Investment Company Act Release Nos. 28571 (Dec. 23, 2008) (notice) and 28604 (Jan. 16, 2009) (order); WisdomTree Trust, et. al., Investment Company Act Release Nos. 28147 (Feb. 6 2008) (notice) and 28174 (Feb. 27, 2008) (order); PowerShares Capital Management LLC, et. al., Investment Company Act Release Nos. 28140 (Feb. 1, 2008) (notice); and 28171 (Feb. 27, 2008) (order).

8 See Pacific Investment Management Company LLC and PIMCO ETF Trust, Investment Company Act Release Nos. 28723 (May 11, 2009) (notice) and 28752 (June 1, 2009) (order); SSgA Funds Management, Inc. et al., Investment Company Act Release Nos. 27809 (Apr. 30, 2007) (notice) and 27839 (May 25, 2007) (order); In the matter of PowerShares Exchange-Traded Fund Trust, et al., Investment Company Act Release Nos. 27811 (Apr. 30, 2007) (notice) and 27841 (May 25, 2007) (order).

    The requested Same Group Relief is very similar to the relief recently granted by the Commission to various other registered management investment companies to invest in some combination of futures contracts and other derivatives and financial instruments that are not specifically identified in Section 12(d)(1)(G)(i)(II) or in Rule 12d1-2(a)(2).9
II.           BACKGROUND
A.	The Trust and Funds
    The Initial Fund is or will be a series of the Trust, a Delaware statutory trust, registered under the Act as an open-end management investment company and authorized to offer an unlimited number of series.  The Trust will offer and sell its securities pursuant to a registration statement on Form N-1A (“Registration Statement”) filed with the Commission under the Securities Act of 1933 (“Securities Act”) and the Act.
    The Trust intends to create new diversified or non-diversified Funds, each of which will operate pursuant to the terms and conditions of the Application.  As discussed in more detail below, each Fund (or in the case of a Feeder Fund, the Master Fund) intends to maintain the required level of diversification, and otherwise conduct its operations, so as to qualify as a “regulated investment company” (“RIC”) under the Internal Revenue Code (“Code”).
Each Fund (or in the case of a Feeder Fund, the Master Fund) will consist of a portfolio of securities (“Portfolio Securities”), which will be actively managed.  Although the Initial Fund will invest primarily in domestic fixed income securities, Future Funds may invest in, among other things, domestic or global fixed income or equity securities, including depository receipts or depository shares, and derivatives, including futures contracts, forward contracts,
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9 See First American Strategy Funds, Inc., et al., Investment Company Rel. Nos. 28715 (Apr. 28, 2009) (order) and 28683 (Mar. 31, 2009) (notice); Massachusetts Financial Services Company, et al., Investment Company Act Release Nos. 28694 (Apr. 14, 2009) (order) and 28649 (Mar. 17, 2009) (notice); Aberdeen Asset Management Inc., et al., Investment Company Act Release Nos. 28443 (Oct. 21, 2008) (order) and 28407 (Sept. 25, 2008) (notice).

swap agreements, repurchase and reverse repurchase agreements, options, caps, collars and floors, currencies, money market instruments, cash and cash equivalents, certain of which may settle in securities markets outside the United States, including in emerging markets.10
1.	Depositary Receipts
    Each Fund (or in the case of a Feeder Fund, the Master Fund) may invest in American Depositary Receipts (“ADRs”), American Depositary Shares, European Depositary Receipts and Global Depositary Receipts representing foreign securities (collectively, “Depositary Receipts”).  ADRs are typically issued by a financial institution (“Depository”) and evidence ownership in a security or pool of securities that have been deposited with the Depository.  The Depository is typically a U.S. financial institution and the underlying securities are issued by a foreign issuer.
    Applicants do not believe that investments in ADRs will adversely affect any Fund.  In fact, in certain cases, holding Depositary Receipts rather than foreign equities of the relevant global issuer may improve the liquidity, tradability and settlement of a Global Fund’s Portfolio Deposit.  For example, with respect to Global Funds that invest in securities of multiple countries, the use of Depositary Receipts – especially ADRs – can reduce the expense and difficulty of assembling (and accepting) Deposit (and Redemption) Securities, and thereby improve the efficiency of a Fund’s arbitrage mechanism.  The Funds will not invest in any

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10 In Investment Company Act Release No. 9786 (May 31, 1977), the Commission indicated that debt securities with maturities of 60 days or less may be valued at amortized cost.  To the extent that the board of a Fund determines that amortized cost is not representative of fair value due to an impairment of creditworthiness or other factors, the securities must be valued at fair value.  Consistent with Investment Company Act Release No. 9786, registered investment companies almost without exception value securities with maturities of 60 days or less at amortized cost.  Where such investments are denominated in a foreign currency, the practice is to value these investment at amortized cost in the applicable foreign currency and then to translate that value to U.S. dollars based on prevailing exchange rates.  This approach is consistent with Investment Company Act Release No. 9786 because the factors that affect the value, in the applicable currency, of a debt instrument which matures in 60 days or less, are the same as those which affect the value of dollar denominated instruments.

Depositary Receipt that the adviser deems to be illiquid or for which pricing information is not readily available.  The Funds will generally invest in sponsored ADRs, except for certain listed ADRs that remain unsponsored.  The identity of the Depository of any ADR acquired by a Fund will not be a criteria used by the Adviser, the Subadviser or Fund in selecting Portfolio Securities or Deposit Securities.
Applicants note that, among other things, supply and demand and differences between the hours of the exchange on which a Depositary Receipt trades relative to the hours of the market on which its underlying securities trade may cause a Depositary Receipt to trade at a premium or discount to its underlying securities’ value.  Applicants do not believe that the potential for such premiums and discounts will have any material negative impact on the efficiency of the Funds’ creation/redemption process.  Indeed, Applicants believe that any such premium or discount may benefit a Fund by creating an opportunity for additional arbitrage transactions involving Shares.  Applicants’ belief is based on their understanding that market participants will have continuous access to the prices of both a Depositary Receipt and its underlying security as both are traded and priced intra-day on various markets.
B.	The Same Group Funds
    All Same Group Funds and Underlying Funds will be registered with the Commission as open-end management investment companies or series thereof.  Each Same Group Fund will operate as a “fund of funds” in reliance on Section 12(d)(1)(G) and/or Rule 12d1-2.  As such the Same Group Funds will invest, consistent with their investment objectives, policies, strategies and limitations in shares of Underlying Funds in accordance with Section 12(d)(1)(G) and Rule 12d1-2, in the securities identified in Section 12(d)(1)(G)(i)(II) and Rule 12d1-2(a)(1)-(3), and, to the extent permitted by the Order, Other Investments.

C.	The Adviser
    The Adviser will be the investment adviser to the Funds. The Adviser is a Maryland corporation with its principal office in Baltimore, Maryland. The Adviser is registered as an investment adviser under Section 203 of the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The Adviser, subject to the oversight and authority of the Board of Trustees of the Trust (the “Board”), will develop the overall investment program for each Fund. The Adviser will arrange and oversee the provision of necessary services for the Funds (including custodial, transfer agency and administration services) and furnish office facilities, equipment, services and executive and administrative personnel necessary for managing the investment program of each Fund. The Adviser may enter into sub-advisory agreements with one or more investment advisers, which are currently expected, but are not required, to be affiliated with Adviser, to serve as sub-adviser(s) to a Fund (each, a “Subadviser”). Each Subadviser will be registered under the Advisers Act. Applicants note that affiliates of the Adviser or of a Subadviser may be hired to provide other services, such as administration, custody, distribution, or transfer agency services, to the Funds, subject to the Board’s approval.
D.	The Distributor
    T. Rowe Price Investment Services, Inc. (the "Distributor") will act as the distributor and principal underwriter of Creation Units of Shares. The Distributor is registered as a broker-dealer under the Exchange Act. The Distributor will distribute Shares on an agency basis. The Distributor is not, and will not be, affiliated with the listing Exchange. The Distributor will be identified as such in the prospectus (“Prospectus”) for each Fund.11
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11 All representations and conditions contained in the Application that require a Fund to disclose particular information in the Fund’s Prospectus and/or annual report shall be effective with respect to the Fund until the time that the Fund complies with the disclosure requirements adopted by the Commission in Investment Company Act Release No. 28584 (Jan. 13, 2009).

III.           APPLICANTS’ PROPOSAL WITH RESPECT TO ETF RELIEF
A.	Operation of the Funds
1.	Capital Structure and Voting Rights; Book-Entry
Beneficial Owners (as defined below) of a Fund will have one vote per Share with respect to matters for which a shareholder vote is required consistent with the requirements of the Act and the rules promulgated thereunder and Delaware state law. Shares will be registered in book-entry form only.  The Depository Trust Company, New York, New York, a limited purpose trust company organized under the laws of the State of New York (the “Depository” or “DTC”), or its nominee will be the record or registered owner of all outstanding Shares.  Beneficial ownership of Shares (owners of such beneficial interest referred to herein as “Beneficial Owners”) will be shown on the records of DTC or DTC participants (e.g., brokers, banks, trust companies, and other financial institutions) (“DTC Participants”).  Beneficial Owners of Shares will exercise their rights in such securities indirectly through the Depository and DTC Participants.  Beneficial Owners of Shares will receive all of the notices, statements, shareholder reports and other communications required under the Act and other applicable laws.  No Beneficial Owner shall have the right to receive a certificate representing Shares.  Delivery of notices, statements, shareholder reports and other communications from a Fund to Beneficial Owners will normally be at the Fund’s or Adviser’s expense and accomplished through the customary practices and facilities of Depository and the DTC Participants.
2.	Investment Objectives
The investment objective of the Initial Fund will be to seek to achieve positive total returns with an emphasis on income.  This investment objective will be non-fundamental.  The Initial Fund will seek to meet this objective by applying a proprietary sector and security selection methodology, using the Adviser’s fundamental and quantitative research.  The methodology will include, but not be limited to, these approaches:
•	Market sectors and/or sub-sectors may be under- or over-weighted, consistent with the Adviser’s views on these sectors and the risk profile of the Fund.
•
The average maturity and duration of the portfolio may be adjusted to take advantage of changes in the slope of the yield curve, consistent with the Adviser's views on interest rates and the Fund's risk profile.

Proprietary research and sector and security selection will be the main tenets in this method of portfolio construction and will be used to select securities in the identified sectors and/or sub-sectors and to adjust the portfolio duration. The Initial Fund’s investment objectives, policies and investment strategies will be fully disclosed in its Prospectus and statement of additional information (“SAI”).12
3.	Listing and Trading
    Each Fund will submit an application to list its Shares on an Exchange.13  Shares may also be cross-listed on one or more foreign securities markets.  The Distributor will serve as principal underwriter only of Creation Units of Shares.  The principal secondary market for the
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12 Each Fund is permitted to invest in shares of other ETFs (including other Funds) to the extent that such investment is consistent with the Fund’s registration statement.  Such investments would be made consistent with Section 12(d)(l) of the Act, the rules and regulations thereunder or, as applicable, the Same Group Relief requested herein. Such investments would generally be made through purchases of shares in the secondary market or through receipt of shares as part of the Deposit Securities contributed to a Fund through the in-kind purchase of one or more Creation Units. A Fund would only hold shares of another ETF if doing so was in the best interest of the investing Fund such as, for example, where doing so would improve the liquidity, tradability or settlement of the Portfolio Securities, thereby potentially reducing the costs of creation and redemption activity.

13 Applicants are not aware of any characteristics of a listing on Nasdaq or NYSE Arca that would cause Shares to operate or trade differently than if they were listed on another domestic Exchange. Applicants do acknowledge that unlike the structure of most other domestic Exchanges where our Exchange Specialist is contractually obligated to make a market in Shares and oversees trading in Shares, the Nasdaq and NYSE Arca trading systems allow numerous market makers who wish to trade Shares to compete for business, creating liquidity by being willing to buy and sell Shares for their own accounts on a regular and continuous basis. Applicants note that Nasdaq’s listing requirements require at least two market makers to be registered in Shares in order to maintain the Nasdaq listing.  Applicants also note that market makers on Nasdaq and NYSE Arca must make a continuous, two-sided market at all times or risk regulatory sanctions. Applicants believe that the competition on Nasdaq and NYSE Arca among market makers, many of whom may be Authorized Participants, as defined below, engaging in arbitrage activities would result in a highly efficient and effective market for Shares.

Shares will be the Exchange on which they are primarily listed (the “Listing Exchange”).  The Distributor will not maintain a secondary market in Shares.  Shares traded on the Listing Exchange or other Exchange will be traded in a manner similar to Prior ETFs, and it is expected that one or more Exchange member firms will be designated to act as a specialist or market maker and maintain a market for the Shares trading on the Listing Exchange or such other Exchange.14  No Exchange Specialist for Shares of any Fund will be an affiliated person, or an affiliated person of an affiliated person, of the Fund, except under Section 2(a)(3)(A) or (C) of the Act solely due to ownership of Shares, as described below.  Except as permitted by the relief requested herein from Section 17(a), no promoter, principal underwriter (e.g., Distributor) or affiliated person of the Fund, or any affiliated person of such person, will be an Authorized Participant (as defined below) or make a market in Shares.
B.	Purchases and Redemptions of Shares and Creation Units
    The Trust will offer, issue and sell Shares of each Fund to investors only in Creation Units through the Distributor on a continuous basis at the NAV per share next determined after an order in proper form is received.  The NAV of each Fund is expected to be determined as of 4:00 p.m. ET on each business day, which is defined to include any day that the Fund is open for business as required by Section 22(e) of the Act (“Business Day”).  The Funds will sell and redeem Creation Units of each Fund only on a Business Day.  Each Fund will specify in its Prospectus the size of a Creation Unit.  Applicants anticipate that the size of Creation Units will be at least 15,000 Shares, the price of a Share will be at least $10, and the price of a Creation Unit will be at least $1,000,000.
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14 Each specialist or market maker designated as such for a particular Fund listed on an Exchange is referred to herein as the “Exchange Specialist.”

    Shares will be listed and traded on an Exchange in the same manner as other equity securities.  The price of Shares trading on an Exchange will be based on a current bid/offer market.  No secondary sales will be made to Brokers at a concession by the Distributor or by a Fund.  Purchases and sales of Shares on an Exchange, which will not involve a Fund, will be subject to customary brokerage commissions and charges.
    The pricing of Shares by means of bids and offers in the secondary market is not novel.  This is the method by which the shares of closed-end investment companies are priced and sold after initial issuance. This also is the method employed by Prior ETFs, whose individual securities all trade in the secondary market.  Applicants have been informed that Prior ETFs have traded at, or very close to, their respective NAVs since their trading commenced.  Like those products, the Funds will be fully transparent and the price at which Shares trade will be disciplined by arbitrage opportunities created by the ability to purchase or redeem Creation Units at NAV, which should ensure that Shares similarly do not trade at a material premium or discount in relation to NAV.15
1.	Placement of Orders to Purchase Creation Units
a.	General
    The Funds will generally be purchased and redeemed by means of an in-kind tender of specified securities (referred to as “Deposit Securities” for purposes of purchases, and referred to as “Redemption Securities” for purposes of redemptions), with any cash portion of the purchase price and redemption proceeds to be kept to a minimum, all in the manner described herein.16  While the Initial Fund intends generally to operate on an in-kind basis, in order for the
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15 Feeder Funds will disclose the portfolio of their Master Fund.

16 A Creation Unit is usually purchased or redeemed from the Funds for a basket of Deposit Securities or Redemption Securities that corresponds pro rata, to the extent practicable, to the Portfolio Securities plus a specified

Trust to preserve maximum efficiency and flexibility, the Initial Fund and Future Funds reserve the right to accept and deliver Creation Units entirely for cash (“All-Cash Payment”).
    The in-kind approach will minimize the need to liquidate Portfolio Securities to meet redemptions of Creation Units and, therefore, minimize portfolio turnover and brokerage expenses. However, over time, the Trust may conclude that operating on an exclusively in-kind basis for one or more Funds may present operational problems. Therefore, the Trust may permit, in its discretion, an in-kind purchaser to substitute cash in lieu of depositing some or all of the requisite Deposit Securities. Substitution might be permitted or required, for example, in circumstances where one or more Deposit Securities may not be available in the quantity needed to make a Creation Deposit (as defined below), may not be eligible for transfer through either the NSCC Clearing Process or DTC Process (each as defined below), may not be eligible for trading by an Authorized Participant (as defined below) or the investor on whose behalf the Authorized Participant is acting.17  In the case of certain Funds, one or more Deposit Securities may not be eligible for trading due to local trading restrictions, local restrictions on securities transfers or other similar circumstances. In addition, on days when the Adviser is repositioning a Fund’s portfolio, the Adviser might prefer to receive cash rather than in-kind securities so that it has the liquid resources at hand for the Fund to make the necessary purchases. If a Fund were to receive
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cash payment. When doing so would be in the best interest of a Fund, however, the Fund may designate Deposit or Redemption Securities that do not correspond pro rata to the Portfolio Securities. For example, it is often impossible to break up bonds beyond certain minimum sizes needed for transfer and settlement and, therefore, there may be minor differences between a basket of Deposit Securities or Redemption Securities and a pro rata slice of a Fund portfolio.

17 The Funds must comply with the federal securities laws in accepting Deposit Securities and satisfying redemptions with Redemption Securities, including that the Deposit Securities and Redemption Securities are sold in transactions that would be exempt from registration under the Securities Act. In accepting Deposit Securities and satisfying redemptions with Redemption Securities that are restricted securities eligible for resale pursuant to rule 144A under the Securities Act, the Funds will comply with the conditions of rule 144A. The Prospectus for a Fund will state that an Authorized Participant that is not a ‘Qualified Institutional Buyer,’ as defined in rule 144A under the Securities Act, will not be able to receive, as part of a redemption, restricted securities eligible for resale under rule 144A.

in-kind securities on such a day, it may have to sell many of such securities and acquire new securities, thus incurring transaction costs which could have been avoided (or at least minimized) if the Fund had received payment for the Creation Units in cash. Brokerage commissions incurred by a Fund to acquire any Deposit Securities not part of a Creation Deposit are expected to be immaterial, and in any event the Adviser may adjust the relevant Transaction Fee (as defined below) to ensure that the Fund collects the extra expense from the Creation Unit purchaser.
Each Fund intends to substitute a cash-in-lieu amount to replace any Deposit Security or Redemption Security that is a “to-be-announced transaction” or “TBA Transaction.” A TBA transaction is a method of trading mortgage-backed securities. In a TBA Transaction, the buyer and seller agree upon general trade parameters such as agency, settlement date, par amount and price. The actual pools delivered generally are determined two days prior to the settlement date.  The amount of substituted cash in the case of TBA Transactions will be equivalent to the value of the TBA Transaction listed as a Deposit Security or Redemption Security.
    All orders to purchase Creation Units must be placed with the Distributor by or through an “Authorized Participant,” which is either: (1) a “participating party,” i.e., a Broker or other participant in the Continuous Net Settlement (“CNS”) System of the National Securities Clearing Corporation (“NSCC”), a clearing agency registered with the Commission and affiliated with DTC, or (2) a DTC Participant, which in any case, has executed an agreement with the Distributor (“Participant Agreement”). An investor does not have to be an Authorized Participant, but must place an order through and make appropriate arrangements with, an Authorized Participant to transact with a Fund in any Creation Unit(s).

b.	NSCC Clearing Process, DTC Process and Process for the Funds
    Purchase orders for creations and redemptions of Creation Units will be processed either through an enhanced clearing process or through a manual clearing process as described immediately below. Settlement and clearing of foreign securities, however, presently cannot be made using either the NSCC Clearing Process or the DTC Process.
    The NSCC/CNS system has been enhanced specifically to effect purchases and redemptions of domestic ETF securities.  The enhanced clearing process (the “NSCC Clearing Process”) simplifies the process of transferring a basket of securities between two parties by treating all of the securities that comprise the basket as a single unit.  For Domestic Equity Funds, the enhanced clearing process is available, but only to those DTC Participants that also are participants in the CNS System of the NSCC.  By contrast, the manual clearing process (the “DTC Process”), which is available to all DTC Participants, involves a manual line-by-line movement of each securities position. Because the DTC Process involves the movement of hundreds of securities individually, while the NSCC Process can act on instructions regarding the movement of one unitary basket which automatically processes the movement of hundreds of securities, DTC may charge a Fund more than NSCC to settle a purchase or redemption of Creation Units.
For Global Equity Funds, once a purchase order has been placed with the Distributor, the Distributor will inform the Adviser and the Fund’s custodian (the “Custodian”). The Custodian will then inform the appropriate sub-custodians. The Authorized Participant will deliver to the appropriate sub-custodians, on behalf of itself or the Beneficial Owner, the relevant Deposit Securities and/or the cash value of all or a part of such securities, in the case of a permitted or required cash-in-lieu amount, with any appropriate adjustments as determined by the Fund.

Deposit Securities, cash-in-lieu amounts and All-Cash Payments must be delivered to the accounts maintained at the Custodian or applicable sub-custodians. If applicable, the sub-custodians will confirm to the Custodian that the required securities and/or cash have been delivered, and the Custodian will notify the Adviser and Distributor that the required securities and/or cash have been delivered. After Shares have been instructed to be delivered, the Distributor will furnish the purchaser with a confirmation and a Prospectus (as necessary).
The Shares and Deposit Securities of Fixed Income Funds will clear and settle in the same manner as the fixed income securities and shares of other ETFs that invest in fixed income securities.18  Deposit Securities that are U.S. government or U.S. agency securities and any cash will settle via free delivery through the Federal Reserve System.  Deposit Securities that are non-U.S. fixed income securities will settle in accordance with the normal rules for settlement of such securities in the applicable non-U.S. market.  Shares will settle through the DTC. The Custodian will monitor the movement of the underlying Deposit Securities and/or cash and will instruct the movement of Shares only upon validation that such securities and/or cash have settled correctly. The settlement of Shares will be aligned with the settlement of the underlying Deposit Securities and/or cash and, except as discussed below with respect to Portfolio Securities traded in foreign markets, will generally occur on a settlement cycle of T+3 Business Days or shorter, at the sole discretion of the Trust on behalf of each Fixed Income Fund. Applicants do not believe the issuance and settlement of Creation Units in the manner described above will have any material impact on the arbitrage efficiency or the secondary market trading of Shares of the Fixed Income Funds.

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18 See In the Matter of iShares Trust, et al., Investment Company Act Release No. 25622 (June 25, 2002), as amended.

    Each Fund generally recoups the settlement costs charged by NSCC and DTC by imposing a transaction fee (“Transaction Fee”) on investors purchasing or redeeming Creation Units.  For this reason, investors purchasing or redeeming through the DTC process will generally pay a higher Transaction Fee than will investors doing so through the NSCC Clearing Process.
c.	Transaction Fees
    The Transaction Fees will be borne only by purchasers and redeemers of Creation Units and will be limited to amounts that have been determined by the Adviser to be appropriate in order to defray the transaction expenses that will be incurred by a Fund when an investor purchases or redeems Creation Units.19  The purpose of Transaction Fees is to protect the existing shareholders of the Funds from the dilutive costs associated with the purchase and redemption of Creation Units.20  The Transaction Fees will differ for each Fund and depend on the transaction expenses related to the particular Fund’s Portfolio Securities. Every purchaser of a Creation Unit will receive a Prospectus that contains complete disclosure about the Transaction Fees, including the maximum amount of the Transaction Fees charged by the Fund.  The method of calculating the Transaction Fees will be fully disclosed in the Fund’s SAI.  Variations in Transaction Fees may be imposed from time to time as disclosed in the Fund’s Prospectus and the method of determining such variations will be disclosed in the SAI.
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19 In all cases, the Transaction Fees will be limited in accordance with the requirements of the Commission applicable to open-end management investment companies offering redeemable securities.

20 Where a Fund permits an in-kind purchaser to deposit cash-in-lieu of depositing one or more Deposit Securities, the purchaser may be assessed a higher Transaction Fee to offset the transaction cost to the Fund of buying Deposit Securities.

d.	Timing and Transmission of Purchase Orders
    All orders to purchase Creation Units, whether through the NSCC Clearing Process or the DTC Process, must be received by the Distributor no later than the NAV calculation time (“NAV Calculation Time”), generally 4:00 p.m. ET on the date the order is placed (the “Transmittal Date”) in order for the purchaser to receive the NAV determined on the Transmittal Date.  In the case of custom orders, the order must be received by the Distributor no later than one hour prior to NAV Calculation Time.  A custom order may be placed by an Authorized Participant in the event that the Fund accepts cash-in-lieu to replace any Deposit Security.  When the Listing Exchange or bond markets close earlier than normal, a Fixed Income Fund may require custom orders for Creation Units to be placed earlier in the day. For example, on days when the generally accepted close of the bond market occurs earlier than normal (such as the day before a holiday), the order cut-off time for custom orders is expected to be no later than 11:00 a.m. ET. In addition, orders to purchase Shares of each Fixed Income Fund will not be accepted on any day when the bond markets are closed.
The Distributor will transmit all purchase orders to the relevant Fund. The Fund and/or the Distributor may reject any order that is not in proper form.  The Prospectus or SAI of each Fund will disclose the grounds for rejection of purchase orders. After a Fund has accepted a purchase order and received delivery of the Deposit Securities and any accompanying cash payment, or the All-Cash Payment, as applicable, NSCC or DTC, as the case may be, will instruct the Fund to initiate “delivery” of the appropriate number of Shares to the book-entry account specified by the purchaser.  The Distributor will maintain records of the instructions given to the applicable Fund to implement the delivery of Shares, and records of both the orders placed with it as well as confirmations of acceptance furnished by it.

A Creation Unit of a Fund will not be issued until the transfer of good title to the Trust of the Creation Deposit, as defined below, or the transfer of the All-Cash Payment, have been completed. Notwithstanding the foregoing, to the extent contemplated by a Participant Agreement, Creation Units will be issued to an Authorized Participant notwithstanding the fact that the Creation Deposit or All-Cash Payment has not been received, in part or in whole, in reliance on the undertaking of the Authorized Participant to deliver the missing Deposit Securities or cash payment as soon as possible, which undertaking shall be secured by such Authorized Participant’s delivery and maintenance of collateral. The Participant Agreement will permit the Fund to buy the missing Deposit Securities at any time and will subject the Authorized Participant to liability for any shortfall between the cost to the Fund of purchasing such securities and the value of the collateral.
2.	Payment for Creation Units
a.	General
    As applicable, persons purchasing Creation Units from the Funds must make an in-kind deposit of Deposit Securities together with an amount of cash specified by the Adviser (the “Cash Amount”) or an All-Cash Payment, plus the applicable Transaction Fee. With respect to the Cash Amount for in-kind transactions and All-Cash Payments, the purchaser will make a cash payment on the contract settlement date. The Deposit Securities and the Cash Amount collectively are referred to as the “Creation Deposit.”21 The Cash Amount is a cash payment

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21 Upon receiving a Creation Deposit, a Feeder Fund will deliver the Deposit Securities and Cash Amount to the Master Fund in exchange for (full and fractional) shares of the Master Fund.

designed to ensure that the total aggregate value of a Creation Deposit is identical to the NAV of the Creation Unit it is used to purchase.22
    The Adviser will make available through NSCC or the Distributor on each Business Day, prior to the opening of trading on the Listing Exchange (expected to be 9:30 a.m. ET), a list of securities and the required number of shares or with respect to fixed income securities, the principal amount, of each Deposit Security to be included in a Creation Deposit for each Fund23 and/or cash information for the Fund,24 including when the purchase of Creation Units from the Fund is an All-Cash Payment. In addition, the All-Cash Payment will be disclosed, if applicable. The Creation Deposit will apply to all purchases of Creation Units until a new Creation Deposit is announced. The Adviser also will make available on a daily basis information about the previous day’s Cash Amount.
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22 If the market value of the Deposit Securities is greater than the NAV of a Creation Unit, then the Cash Amount will be a negative number, in which case the Cash Amount will be paid by the Fund to the purchaser, rather than vice-versa.

23 Personnel of the Adviser and any Subadviser who are responsible for the designation and dissemination of the Deposit Securities or Redemption Securities will be prohibited from communicating any changes in either basket to other personnel within their organizations, any affiliates, or other unauthorized individuals or organizations until after such changes have been publicly disclosed.  In reviewing the policies and procedures of any Subadviser pursuant to Rule 38a-1 under the Act, Applicants will seek to ensure that they are consistent with the foregoing.  In addition, the Adviser, any Subadviser and the Distributor will each have adopted a code of ethics as required by Rule 17j-1 under the Act, which contains provisions reasonably necessary to prevent Access Persons (as defined in Rule 17j-1) from engaging in any conduct prohibited in Rule 17j-1.  The Adviser and any Subadviser, as required under Section 204A of the Advisers Act, will also have adopted policies and procedures that are reasonably designed, taking into account the nature of its business, to prevent the misuse, in violation of the Advisers Act or the Exchange Act or the rules or regulations thereunder, of material non-public information by the Adviser, the Subadviser or any associated person.

24 Applicants expect the same information to be provided prior to the opening of trading on any Exchange that is the Listing Exchange for Shares. Applicants do not believe that All-Cash Payments, if used, will affect arbitrage efficiency. This is because the Applicants believe it makes little difference to an arbitrageur whether Creation Units are purchased in exchange for a basket of securities or cash. The important function of the arbitrageur is to bid the share price of a Fund up or down until it converges with the NAV. The Applicants note that this can occur regardless of whether the arbitrageur is allowed to create in cash or with Deposit Securities. In either case, the arbitrageur can effectively hedge a position in a Fund in a variety of ways, including the use of market-on-close contracts to buy or sell the underlying Portfolio Securities and/or financial instruments.

b.	Domestic Funds
    For purchases of Funds utilizing the in-kind process, Creation Deposits placed using the DTC Process must be delivered through an Authorized Participant and the Authorized Participant must state that they are not using the NSCC Clearing Process and the creation of Creation Units instead will be effected through a transfer of securities and cash. The Creation Deposit transfer must be ordered on the Transmittal Date in a timely fashion so as to ensure the delivery of the requisite number of Deposit Securities through DTC to the account of the Fund on the contract settlement date. The cash equal to the Cash Amount must be transferred directly to the Fund through the Federal Reserve Bank wire transfer system in a timely manner so as to be received by the Fund on the contract settlement date. An order to create Creation Units using the DTC Process is deemed received by the Distributor on the Transmittal Date if (i) such order is received by the Distributor not later than the NAV Calculation Time on such Transmittal Date; and (ii) all other procedures set forth in the Participant Agreement are properly followed. However, if the Fund does not receive both the requisite Deposit Securities and the Cash Amount in a timely fashion on the contract settlement date, such order will be canceled. Upon written notice to the Distributor, such canceled order may be resubmitted the following Business Day using the Creation Deposit for that Business Day. The delivery of Creation Units purchased through the DTC Process will occur within the normal settlement cycle, currently no later than the third Business Day following the day on which the creation order is deemed received by the Distributor.
c.	Global Funds
    An in-kind purchase of a Creation Unit of a Global Fund will operate as follows. Once a purchase order has been placed with the Distributor, the Distributor will inform the Custodian.

The Custodian will then inform the appropriate sub-custodians. The Authorized Participant will deliver to the appropriate sub-custodians, on behalf of itself or the Beneficial Owner on whose behalf it is acting, the relevant Deposit Securities (or the cash value of all or a part of such securities, in the case of the tender of cash-in-lieu or an All-Cash Payment), with any appropriate adjustments as determined by the Fund. Deposit Securities must be delivered to the accounts maintained at the applicable sub-custodians. In the case of both the Domestic Funds and Global Funds, the securities and the number of the Deposit Securities for an in-kind purchase required for the Creation Deposit for each Fund will change as, among other reasons, the Adviser adjusts the Fund’s portfolio and corporate action events are reflected in the portfolio for change, are reflected from time to time.
    Applicants reserve the right to permit or require a purchasing investor to substitute an amount of cash (i.e., cash-in-lieu) or a different security to replace any prescribed Deposit  Security.25 Substitution might occur because, for example, one or more Deposit Securities: (1) may be unavailable, or may not be available in the quantity needed to make a Creation Deposit; (2) may not be eligible for transfer through the NSCC Clearing Process; or (3) may not be eligible for trading by an Authorized Participant or the investor on whose behalf the Authorized Participant is acting. Brokerage commissions incurred by a Fund to acquire any Deposit Security not contributed as part of the Creation Deposit are expected to be immaterial and the Adviser may adjust the Transaction Fees to ensure that the Fund collects any extra expense from the purchaser.

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25 In certain circumstances, an investor that tenders a non-conforming basket of Deposit Securities may be required to purchase Creation Units through the DTC Process because the NSCC Process can only handle non-conforming deposits in specified situations.

3.	Redemption
    Just as Shares can be purchased from a Fund only in Creation Units, such Shares similarly may be redeemed only if tendered in a Creation Unit (except in the event that, for example, the Fund is liquidated or Shares are (reverse) split such that the size of a Creation Unit must temporarily be adjusted to avoid fractional Shares).  To redeem, an investor must accumulate enough Shares to constitute a Creation Unit. Redemption requests must be placed by or through an Authorized Participant. Redemption requests in good order will receive the NAV next determined after the request is received. In the case of custom redemption requests, the request must be received by the Distributor no later than one hour prior to NAV Calculation Time.  Custom redemption requests may be placed by an Authorized Participant in the event that an amount of cash is substituted for Redemption Securities, which may not be eligible for trading by such Authorized Participant or the investor for which it is effecting the transaction.
The Trust has, pursuant to its organizational documents, the right to make redemption payments in respect of a Fund in cash, in-kind or a combination of both, provided the value of its redemption payments on a Creation Unit basis equals the NAV times the appropriate number of Shares of such Fund.   Creation Units of each Fund are generally intended to be redeemed in-kind, though the Fund has the right to make redemption payments in kind, in cash, or a combination of each, provided that the value of its redemption payments equals the NAV of the Shares tendered for redemption.
a.	In-Kind Redemptions
    An in-kind redemption involves delivery of a Creation Unit from a person placing the redemption request to the Fund and a delivery of the requisite amounts of each of the underlying Redemption Securities from the Fund to the person placing the redemption request through the

NSCC Clearing Process, when available, or through the DTC Process.  The DTC Process involves a non-automatic line-by-line position movement of the underlying securities and Shares. Therefore, both the Fund and the entity placing the request will be required to reconcile delivery and receipt of the correct share amounts for the transfer of Shares and the corresponding transfer of each Redemption Security. Transmission of an amount calculated in the same manner as the Cash Amount (“Cash Redemption Payment”)26 and the Transaction Fee (which includes the processing, settlement and clearing costs associated with securities transfers) must be accomplished in a manner acceptable to the Fund, normally through a DTC cash transfer system. An entity redeeming Shares in Creation Units using the DTC Process may be required to pay a higher Transaction Fee than would have been charged had the redemption been effected through the NSCC Clearing Process, as disclosed in the Fund’s Prospectus. The Adviser may also adjust the Transaction Fee imposed on a redemption wholly or partly in cash to take into account any additional brokerage or other transaction costs incurred by the Fund. Redemption requests for Global Funds will not be made through the NSCC Clearing Process or the DTC Process.
To the extent a Fund utilizes in-kind redemptions, Shares in Creation Units will be redeemable on any Business Day for the Redemption Securities plus a Cash Redemption Payment.27  The Adviser will publish daily a list of Redemption Securities.  Applicants expect that the Redemption Securities in most cases will be the same as the Deposit Securities required on the same day.28  If the NAV of a Creation Unit is higher than the market value of the

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26 Although calculated in the same manner as the Cash Amount, the actual amount of the Cash Redemption Payment may differ if the Redemption Securities are not identical to the Deposit Securities on that day.

27 Upon receiving a redemption request, a Feeder Fund will redeem shares of the applicable Master Fund and deliver to the redeeming shareholder the applicable basket of Redemption Securities and Cash Redemption Amount.

28 There may be limited circumstances, however, where the Deposit Securities and Redemption Securities could differ from each other. For example, if the bond of issuer #1 were replacing the bond of issuer #2 in a Fund’s Portfolio Securities at the close of today’s trading session, today’s prescribed Deposit Securities might include the bond of issuer #1 but not issuer

Redemption Securities, the redeemer of a Creation Unit will pay the Cash Redemption Payment.29 The redeeming investor may also be required to pay a Transaction Fee.
A Fund may make redemptions partly in cash-in-lieu of transferring one or more Redemption Securities to a redeeming investor if the Fund determines, in its discretion, that such alternative is warranted.30 This could happen if, for example, a redeeming investor is an investment-banking firm or broker-dealer restricted from holding shares of a company whose securities it recently underwrote,31 and therefore, unable as a matter of law or policy to receive a particular Redemption Security.
The right to redeem Shares will not be suspended nor payment upon redemption delayed, consistent with Section 22(e) of the Act and Rule 22e-2 under the Act, except as subsequently provided in the request for relief from Section 22(e) with respect to certain Global Funds.
Redemptions for All-Cash Payment.  Redemptions of Creation Units for an All-Cash Payment will occur through procedures that are analogous (in reverse) to those for purchases. All requests for redemption are subject to acceptance by the Fund and must be preceded or accompanied by the requisite number of Shares of the relevant Fund, which delivery must be made through the DTC Process, according to the procedures set forth in the Participant Agreement. If a request for redemption is rejected by the Fund, which rejection would occur if the request does not comply with the procedures set forth in the Participant Agreement, the Fund
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#2, while today’s prescribed Redemption Securities might include the bond of issuer #2 but not that of issuer #l. This flexibility to prescribe different baskets for creation and redemption promotes efficient portfolio management and lowers the Fund’s brokerage costs, and thus is in the best interests of the Fund’s shareholders.

29 Alternatively, under certain circumstances, as described supra in note 23, the Cash Redemption Payment may be negative and, therefore, paid by the Fund to the redeeming shareholder.

30 A Fund also may decide to provide all redeeming shareholders with cash proceeds, rather than a prescribed basket of securities, if doing so would benefit the Fund and its investors.

31 If a redeeming investor takes cash in lieu of one or more Redemption Securities, the investor may be required to use the DTC Process rather than the NSCC Process.

will so notify the redeemer, which may re-submit the request in good order. Transmission of cash amounts, including the Transaction Fee, must be accomplished in a manner acceptable to the Fund and as specified in the Participant Agreement. An entity redeeming Shares in Creation Units through an All-Cash Payment may be required to pay a higher Transaction Fee than would have been charged had the redemption been effected on an in-kind basis through the NSCC Clearing Process, calculated in the manner as disclosed in the Prospectus and/or SAI.
4.	Pricing of Shares
The price of Shares will be based on a current bid/offer in the secondary market similar to the pricing of shares of other ETFs.  The price of Shares of any Fund, like the price of all traded securities, is subject to factors such as supply and demand, although Applicants believe that the market value of Shares primarily will rise or fall based on changes in the current value of the Portfolio Securities held by the Fund. Shares, available for purchase or sale on an intraday basis, do not have a fixed relationship to the previous day’s NAV or the current day’s NAV. Therefore, prices on an Exchange may be below, at or above the most recently calculated NAV of such Shares. No secondary sales will be made to brokers at a concession by the Distributor or by a Fund. Transactions involving purchases or sales of Shares on an Exchange will be subject to customary brokerage fees and charges.  Applicants believe that the existence of a continuous secondary market for Shares, together with the publication by the Exchange of the current market value of the sum of the Deposit Securities and the estimated Cash Amount, will be key features of the Fund particularly attractive to certain types of investors.
C.           Likely Purchasers of Shares
Applicants believe that there will be several main types of market participants interested in buying and selling Shares in Creation Units:

•
institutional investors who seek exposure to a particular active investment management strategy and choose Shares because they are a cost effective means to obtain such exposure and/or because they can be bought and sold intra-day, unlike most investment company securities;

•	arbitrageurs and liquidity suppliers who seek to profit from any premium or discount in the market price of individual Shares relative to the NAV of those Shares;
•	Authorized Participants who may from time to time find it appropriate to purchase or redeem Creation Units, including in connection with market-making activities on an Exchange; and
•	institutional investors who purchase Creation Units, break them down into the constituent Shares and sell those Shares to individual investors.
               Applicants expect that secondary market purchasers of Shares will include both institutional and retail investors for whom such Shares provide a useful, relatively low-cost, exchange-traded vehicle with no investment minimum for accessing a Fund’s active investment management strategy. As in the case of index-based ETFs, the Shares can be bought or sold like stocks any time throughout each trading day at market prices that are normally close to NAV; are relatively tax-efficient investment vehicles to the extent that they can minimize capital gains by eliminating from the portfolio low cost basis stocks through the in-kind redemption process; offer relatively low expenses compared to other actively managed investment companies with similar investment objectives and strategies; publish the composition of their portfolios every day, giving them largely transparent investment portfolios; and may immediately reinvest dividends received on portfolio securities.

D.	Disclosure Documents
    Section 5(b)(2) of the Securities Act makes it unlawful to carry or cause to be carried through interstate commerce any security for the purpose of sale or delivery after sale unless accompanied or preceded by a statutory prospectus. Although Section 4(3) of the Securities Act excepts certain transactions by dealers from the provisions of Section 5 of the Securities Act, Section 24(d) of the Act disallows such exemption for transactions in redeemable securities issued by a UIT or an open-end management company if any other security of the same class is currently being offered or sold by the issuer, or by or through an underwriter, in a public distribution.  Because Creation Units will be redeemable, will be issued by an open-end management company and will be continually in distribution, the provisions cited above require the delivery of a statutory prospectus prior to, or at, the time of the confirmation of each secondary market sale involving a dealer.
Each Fund’s Prospectus and/or SAI will make clear that Shares may be bought from and redeemed with the Fund only in a Creation Unit.  It will also contain an explanation of the procedures for purchasing and redeeming a Creation Unit. In addition, it will note that an investor may incur brokerage costs in purchasing Deposit Securities to acquire a Creation Unit.
A Fund’s Prospectus also will disclose certain legal risks that are unique to persons purchasing Creation Units from the Fund.  Specifically, the Prospectus will note that because Shares may be issued on an ongoing basis, a “distribution” of Shares could be occurring at any time. The Prospectus and/or SAI will caution Brokers and others that some activities on their part, depending on the circumstances, may result in their being deemed participants in the distribution of Shares in a manner that could render them statutory underwriters and subject them to the prospectus delivery obligations and liability provisions of the Securities Act. For example, a broker-dealer firm and/or its client may be deemed a statutory underwriter if the broker-dealer firm and/or its client purchases Creation Units from a Fund, breaks them down into the constituent Shares, and sells those Shares directly to customers, or if it chooses to couple the creation of a supply of new Shares with an active selling effort involving solicitation of secondary market demand for Shares. Each Fund’s Prospectus will state that whether a person is an underwriter depends upon all of the facts and circumstances pertaining to that person’s activities. Each Fund’s Prospectus also will caution dealers who are not “underwriters,” but are participating in a distribution (as contrasted to ordinary secondary trading transactions) and thus dealing with Shares that are part of an “unsold allotment” within the meaning of Section 4(3)(C) of the Securities Act, that they would be unable to take advantage of the prospectus delivery exemption provided by Section 4(3) of the Securities Act.
    Each Fund’s Prospectus will provide a plain English overview of the Fund offered, including its investment objective and investment strategies and the material risks of owning Shares. It also will provide a clear, brief description of the essential features of Shares, e.g., (1) the manner in which Shares are traded on an Exchange, including application of trading halt procedures; (2) the identity of the Adviser; (3) the composition and frequency of net dividend distributions; (4) a basic description of the actions, if any, that would be taken by the Fund if Shares were delisted; and (5) a description of the active investment management strategy.
    The Distributor will coordinate the production and distribution of Prospectuses to Brokers. It will be the responsibility of the Brokers selling Shares in the secondary market to provide a Prospectus to every secondary market purchaser of Shares. The Funds will provide semi-annual and annual reports to DTC Participants for distribution to Beneficial Owners.

E.	Sales and Marketing Materials
    Applicants will take such steps as may be necessary to avoid confusion in the public’s mind between the Funds, on the one hand, and on the other hand, a traditional “open-end investment company” or “mutual fund.” For example, with respect to disclosure in the Prospectus concerning the description of a Fund and the Shares, the Trust and the Funds will observe the following policies: (1) the term “mutual fund” will not be used except to compare and contrast the Fund with conventional mutual funds; (2) the term “open-end management investment company” will be used in a Fund Prospectus only to the extent required by Form N-1A or other securities law requirements and this phrase will not be included on the Prospectus cover page or summary; (3) the Prospectus will include a distinct paragraph or paragraphs setting forth the fact that Shares will be listed on an Exchange (which will be identified) and cannot be redeemed individually; (4) the Prospectus will disclose that the owners of Shares may acquire directly from a Fund, Shares and tender those Shares for redemption to a Fund, only in a Creation Unit; and (5) the Prospectus will clearly disclose that individual Share prices in the secondary market may be below, above or at the most recently calculated NAV. The Prospectus will also state that, while a Creation Unit may be redeemed, brokerage and other costs may be associated with aggregating a Creation Unit of Shares for redemption.  The Prospectus also will indicate the estimated cost of a Creation Unit of each Fund based on the NAV of Shares as of a recent date, and will refer to the SAI for details. After a Fund has traded for 12 months or more, the Prospectus or SAI and any advertising or sales literature will provide supplementary information on market premiums or discounts relative to the NAV to enable present and prospective shareholders to evaluate the relative desirability of the Shares’ intraday marketability versus a conventional mutual fund share’s redeemability at NAV.

Although the Trust will be classified and registered under the Act as an open-end management investment company, no Fund will be marketed or otherwise “held out” as a traditional open-end investment company or a mutual fund. Instead, each Fund will be marketed as an “actively managed exchange-traded fund.” To that end, the designation of the Funds in all marketing materials will be limited to the terms “exchange-traded fund,” “investment company,” “fund” and “trust” without reference to an “open-end fund” or a “mutual fund,” except to compare and contrast the Funds with traditional open-end management investment companies (which may be referred to as “mutual funds”).32 All marketing materials that describe the features or method of obtaining, buying or selling Creation Units, that describe Shares being listed and traded on an Exchange or that refer to redeemability, will prominently disclose that Shares are not individually redeemable and that the owners of Shares may acquire those Shares from a Fund and tender such Shares for redemption to a Fund only in Creation Units. This type of disclosure will be provided in the Prospectus, SAI, shareholder reports and investor educational materials issued or circulated in connection with Shares.
F.	Availability of Information Regarding Shares
1.	Equity Funds
    In addition to the list of names and amounts of each security constituting the current Deposit Securities in the Creation Deposit, it is intended that, on each Business Day, the Cash Amount effective as of the previous Business Day, per each outstanding Share and/or Creation Unit, will be made available. In addition, the following information will be disseminated: (i) by the Listing Exchange continuously throughout the regular trading hours on the Listing Exchange

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32 The Master Fund of any Feeder Fund will operate as a mutual fund but will not be publicly offered or marketed.  Any feeder series of a Master Fund that is a traditional mutual fund or other pooled vehicle will be marketed separately and will have a prospectus that is separate and distinct from the Feeder Fund’s prospectus.

(anticipated to be 9:30 a.m. to 4:00 p.m. ET), the market value of Shares over the Consolidated Tape, and (ii) every 15 seconds throughout such regular trading hours, the sum of the estimated Cash Amount and the current value of the Deposit Securities, on a per Share basis.33 Comparing these two figures will allow investors to determine whether, and to what extent, Shares are selling at a premium or discount to NAV.34 The end-of-day values of any Global Fund is expected to be adjusted to reflect currency exchange rates at the end of each Business Day.
    Each Fund will make available on a daily basis, through NSCC or the Distributor, the names and required number of each of the Deposit Securities, as well as the Cash Amount, or the All-Cash Payment, as applicable. The NAV for each Fund will be calculated and disseminated daily. The Fund’s website, accessible to all investors at no charge, will publish the current version of the Prospectus and SAI, as well as additional quantitative information that is updated on a daily basis, including the prior Business Day’s daily trading volume, closing price and a calculation of the premium-discount of either the closing price to the NAV or the Bid/Ask Price to the NAV. 35  The website will also display data, in chart format, regarding the frequency distribution of premiums and discounts between the NAV and, either, the closing price or Bid/Ask Price.  On each Business Day, before commencement of trading in Shares on the Exchange, the Fund will disclose on its website the identities and quantities of the Portfolio Securities and other assets held by the Fund that will form the basis for the Fund’s calculation of

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33 Neither the Trust nor any Fund will be involved in, or responsible for, the calculation or dissemination of any such amount and will make no warranty as to its accuracy. Applicants understand that Nasdaq listed securities are subject to the Nasdaq Unlisted Trading Privileges Plan “UTP Plan”), which provides for dissemination of quotation and trade information for Nasdaq securities, whereas securities from other Exchanges (e.g., NYSE) are subject to the Consolidated Tape Association Plan (“CTA Plan”).  The UTP Plan and the CTA Plan were each approved by the Commission pursuant to the provisions of Section 11A of the Exchange Act.

34 Applicants understand that Nasdaq disseminates market-traded fund valuation information via its Nasdaq Index Dissemination Service data feed. This information is currently disseminated to the public through many of the major market data vendors, including Thomson Financial, Reuters, Bloomberg and Standard & Poor’s Comstock.

35 A Fund’s “Bid/Ask” Price is based on the midpoint of the highest bid and lowest offer on the Listing Exchange at the time that the Fund’s NAV is calculated.

NAV at the end of the Business Day.36  As noted above, the website and this information will be publicly available at no charge.  Also, Applicants expect that the Exchange on a daily basis will disseminate prior to the opening of the Exchange information with respect to each Fund’s recent NAV, net accumulated dividend, final dividend amount to be paid, Shares outstanding, and Creation Deposit and/or the All-Cash Payment, as applicable.  Further, the closing prices of the Funds’ Deposit Securities will be readily available from each security’s respective listing market, automated quotation systems, and/or other public sources, including on-line information services such as Bloomberg or Reuters.
2.	Fixed Income Funds
    Except as noted herein, Applicants expect that information regarding the Fixed Income Funds and will be made available exactly as described above.
a.	Calculation of Intra-day NAV
    An estimated intra-day NAV will be calculated by an independent third party, such as the Listing Exchange or Interactive Data Pricing and Reference Data, Inc., every 15 seconds during the Listing Exchange’s regular trading hours and disseminated every 15 seconds on the Consolidated Tape associated with the Listing Exchange. The estimated NAV will be updated throughout the day to reflect changing security prices using multiple prices from independent third-party pricing sources. Applicants represent that (i) the estimated NAV will be calculated by an independent third party; (ii) the estimated NAV will be calculated using prices obtained from multiple independent third-party pricing sources throughout the day; and (iii) the estimated NAV will be calculated in accordance with pre-determined criteria and set parameters so that an
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36 Under accounting procedures followed by the Funds, trades made on the prior Business Day (“T”) will be booked and reflected in NAV on the current Business Day (“T+1”). Accordingly, the Funds will be able to disclose at the beginning of the Business Day the portfolio that will form the basis for the NAV calculation at the end of the Business Day.

individual “price” based on an analysis of multiple pricing sources is obtained for each Portfolio Security.
    Because all bonds typically trade through “over-the-counter” or “OTC” transactions, information about the intra-day prices of such bonds comes from a variety of sources. The estimated NAV of Fixed Income Funds will be calculated by using a combination of: (i) executed bond transactions as reported on the Trade Reporting and Compliance Engine (“TRACE” or the “TRACE System”) of the Financial Industry Regulatory Authority (“FINRA”); (ii) intra-day prices obtained directly from broker-dealers, and/or (iii) intra-day prices obtained from pricing and other subscription services, such as Bloomberg. For these purposes, “intra-day prices” may include executed transaction prices, executable quotations or indicative prices, all of which are available to Authorized Participants and other investors.  “Executed transaction prices,” as the term suggests, are the prices at which completed bond transactions actually occurred, such as those executed transactions reported on TRACE or other transaction reporting systems. “Executable quotations” are price quotations provided by broker-dealers that indicate the price at which such broker-dealer would buy or sell a specified amount of securities. “Indicative quotations” are price quotations provided by broker-dealers that, while not necessarily executable, provide an indication of the price at which such broker-dealer would buy or sell a specified amount of securities.
b.	Availability of Intra-day Pricing and Other Information
    As previously noted, one source of intra-day U.S. bond prices is the TRACE system. The TRACE system reports executed prices on corporate bonds as well as agency and certain other government securities. The development of the TRACE system provides evidence that transparency in the U.S. bond market is increasing. TRACE reported prices are available without charge on the FINRA’s website on a “real time” basis (subject to a fifteen minute delay as of July 1, 2005) and also are available by subscription from various information providers (e.g., Bloomberg).
    Authorized Participants and other market participants, particularly those that regularly deal or trade in bonds have access to intra-day bond prices from a variety of sources other than TRACE. One obvious source of information for Authorized Participants is their own trading desks. Applicants understand that many Authorized Participants already make markets in certain bonds and that, therefore, they have access to intra-day bond prices through their own trading desks and will be able to assess the intra-day value of each Fixed Income Fund’s Portfolio Securities and the reasonableness of a Fund’s estimated NAV using this information. Market participants, particularly large institutional investors, regularly receive executable and indicative quotations on bonds from broker-dealers. Authorized Participants and other market participants also can obtain bond prices by subscription from third parties through on-line client-based services.37
Another source of information about intra-day bond prices is the market for over-the-counter derivatives, and in particular the market for credit default swaps (“CDS”).  Because swap traders must continually assess the value of the bonds on which CDS are based, the CDS market provides another source of intra-day price information for the bond market.  In addition, the CDS market increases the liquidity and accessibility of the market for bonds by providing an additional method for obtaining or hedging bond exposure.

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37 “[M]ost professional market participants, dealers, investors and issuers have access to reliable bond price data through commercial vendors.” Statement of William H. James of the Bond Market Association before the House Committee on Commerce Subcommittee on Finance and Hazardous Materials, September 29, 1998, reported in The Bond Market Association—Legislative Issues (discussing the increasing availability of pricing information in all sectors of the bond market).

End-of-day prices of each Fixed Income Fund’s Portfolio Securities are similarly readily available.  Such prices may be published or available from public sources, such as TRACE.  Or, they may be obtained from on-line client-based information services provided by major broker-dealers, such as IDC, Bridge and Bloomberg, and/or from other pricing services commonly used by bond funds and other institutional investors.
A great deal of information will be available to prospective investors about Shares and the Funds. Investors interested in a particular Fund can obtain the Fund’s Prospectus, SAI, Form N-SAR, N-CSR, N-Q and N-PX, as well as the annual and semi-annual reports sent to shareholders. In addition, because Shares will be listed and traded on an Exchange, prospective investors will have access to information about the product over and above what is normally available about an open-end fund security. Information regarding market price and volumes will be continually available on a real time basis throughout the day via the Consolidated Quote System and Consolidated Tape Association, the Exchange’s website and other electronic services, such as Bloomberg and Reuters. The previous Business Day’s price and volume information may be published daily in the financial section of newspapers and on their websites. In addition, Applicants expect that the product will be followed closely by both stock market and registered fund commentators, who will offer their analysis of why investors should purchase, avoid, hold or sell Shares. In short, Exchange listing of Shares should ensure not only that there is a large amount of raw data available, but also that such data is packaged, analyzed and widely disseminated to the investing public.
Because, information about the intra-day prices of each Fixed Income Fund’s Portfolio Securities will generally be readily available, Applicants expect that Authorized Participants and other market participants will have sufficient information to assess the intraday value of each

Fixed Income Fund’s Creation Deposit.  Because each Fixed Income Fund’s estimated NAV will also be available, it will be possible for Authorized Participants and other investors to take advantage of arbitrage opportunities.
G.	Dividends, Other Distributions and Taxes
    Dividends and other distributions for all Funds will be declared and paid in the same manner as by other open-end investment companies and in all cases in compliance with the Code and the Act.  Dividends and other distributions on Shares will be distributed on a pro rata basis to Beneficial Owners on the record date.
    The Trust will not make the DTC book-entry dividend reinvestment service available for use by Beneficial Owners for reinvestment of their cash proceeds, but certain Brokers may make a dividend reinvestment service available to their clients. The SAI will inform investors of this fact and direct interested investors to contact their Brokers to ascertain the availability and a description of such a service through such Brokers. Brokerage commissions and other costs, if any, incurred in purchasing Shares with the cash from the distributions generally will be an expense borne by the individual Beneficial Owners participating in reinvestment through such service.
    Each Fund intends to elect to be and to qualify for treatment as a RIC for U.S. federal income tax purposes. Each Fund reserves the right to reject an order for any Creation Unit if, as a result of the purchase the Fund may have a basis in the Deposit Securities different from the market value of such securities on the date of deposit, due to, for example,  the purchaser (or a group of purchasers) upon obtaining the Creation Unit owning 80% or more of the Fund’s Shares.  Each Fund will have the right to require, and rely upon, information necessary to determine beneficial share ownership for purposes of the 80% determination or a certification from a broker-dealer who is a member of the Listing Exchange that the transferor’s cost basis of the securities deposited is essentially identical to their market value at the time of deposit.
H.	Shareholder Transaction Expenses
    Neither sales charges (or loads) for purchases of Shares are currently expected to be imposed by the Adviser nor are Rule 12b-1 distribution fees currently expected to be imposed by any Fund, though Applicants reserve the right to impose such fees in the future.  In addition, each Fund may impose a Transaction Fee in connection with the purchase and redemption of Creation Units.  Further, investors purchasing or selling Shares or Deposit or Redemption Securities in the secondary market may incur customary brokerage commissions, fees and expenses.
I.	Shareholder Reports
    With each distribution by a Fund, the Trust will furnish to DTC Participants for distribution to Beneficial Owners a statement setting forth the amount being distributed, expressed as a dollar amount per Share, as well as an annual notification as to the tax status of the Fund’s distributions.
    Promptly after the end of each fiscal year, the Trust will furnish to DTC Participants for distribution to each Beneficial Owner as of the end of the fiscal year, an annual report containing financial statements audited by independent public accountants of nationally recognized standing and such other information as may be required by applicable laws, rules and regulations.  Copies of semi-annual reports will also be provided to DTC Participants for distribution to Beneficial Owners of Shares.

J.	Feeder Funds
1.	In-Kind Transactions in a Master-Feeder Structure
    As discussed above, the Applicants currently anticipate that the Funds may operate in a master-feeder structure, substantially identical to the structures permitted under Section 12(d)(1)(E).  Each Master Fund would also operate as a traditional mutual fund, issuing and redeeming shares in accordance with the requirements of Section 22 of the Act and the rules promulgated thereunder.  However, Applicants request that the exemption from Section 22(e) requested herein apply to both Feeder Funds that operate as Global Funds and their respective Master Funds.  The shareholders of the Master Funds are currently anticipated to be exclusively other investment companies or other pooled investment vehicles that are advised by the Adviser, and the interests in the Master Fund portfolio will carry the same rights as, and be sold to and redeemed by, each of the Master Fund’s shareholders on the same terms.38  From the investor’s perspective, the Funds’ creation and redemption process will be unaffected by the master-feeder structure.  For creations, an investor will deliver a basket consisting of in-kind securities and/or cash to the Feeder Fund, and the Feeder Fund will, in turn, deliver the basket to the Master Fund in exchange for interests in the Master Fund.  Redemptions will work the same way, but in reverse.
2.	No Senior Securities
    While shareholders of the Feeder Funds may have different rights of redemption versus shareholders of a traditional mutual fund that operates as a feeder series of the Master Fund, the relief requested in this Application will not result in any shareholders of any Master Fund having different rights relative to other shareholders of the same Master Fund.  As a result, the proposed
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38 The Master Fund portfolio may offer shares of various classes in accordance with the terms of Rule 18f-3.  Similarly, a feeder series may offer shares of various classes.  In each such case, the shareholders of each class would have the same rights with respect to their investment in the relevant portfolio.

structure does not give rise to a senior security and should not raise any concerns under Section 18 of the Act.
IV.           REQUEST FOR ETF RELIEF
A.	In Support of ETF Relief
    Applicants seek an Order from the Commission permitting (1) the Funds to issue Shares that are redeemable in Creation Units only; (2) secondary market transactions in Shares at negotiated prices, rather than at the current offering price as described in the Fund’s Prospectus; (3) redemption of Shares beyond seven (7) calendar days in cases of certain Global Funds, which hold Portfolio Securities with a longer settlement period; and (4) certain affiliated persons of the Funds to deposit securities into, and receive securities from, the Funds in connection with the purchase and redemption of Creation Units, as described herein.
    The ETF Relief is requested pursuant to Section 6(c) of the Act, which provides that the Commission may exempt any person, security or transaction or any class of persons, securities or transactions from any provision of the Act:
if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the Act].
    Applicants believe that Shares of each Fund afford significant benefits in the public interest:  Shares should provide increased investment opportunities and, therefore, encourage diversified investment; with respect to Shares, provide a relatively low-cost market-basket security for small and middle-sized accounts of individuals and institutions that would be available at intra-day prices reflecting minute-by-minute market conditions rather than only closing prices; provide a security that should be freely available in response to market demand; provide competition for comparable products available in the U.S. and abroad; provide enhanced liquidity in the market; facilitate the implementation of diversified investment management techniques; and potentially provide a more tax efficient investment vehicle than most traditional mutual funds and closed-end funds.  As such, Applicants believe the ETF Relief is warranted under Section 6(c).
With respect to the ETF Relief from Sections 17(a)(1) and 17(a)(2), it is also requested pursuant to Section 17(b), which provides that the Commission may approve the sale of securities to a registered investment company and the purchase of securities from a registered investment company, in both cases by an affiliated person of such company, if the Commission finds that:

the terms of the proposed transaction . . . are reasonable and fair and do not involve any overreaching on the part of any person concerned, the proposed transaction is consistent with the policy of each registered investment company concerned . . . and the proposed transaction is consistent with the general purposes of [the Act].

    The sale and redemption of Creation Units of each Fund are on the same terms for all investors, whether or not such investor is an affiliate.  In each case, Creation Units are sold and redeemed by the Fund at their NAV.  The Creation Deposit for a Fund and the Redemption Securities and Cash Redemption Payment are based on a standard applicable to all investors and valued in the same manner in all cases.  Such transactions do not involve “overreaching” by an affiliated person.  Accordingly, Applicants believe the proposed transactions described herein meet the Section 17(b) standards for relief:  the terms of such proposed transactions, including the consideration to be paid or received for the Creation Units, are reasonable and fair and do not involve overreaching on the part of any person concerned; the proposed transactions are consistent with the Trust’s policies and that of each Fund as described herein; and they are consistent with the general purposes of the Act.

    Applicants believe that the exemptions requested are necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the Act.  The exemptions and Order requested are also substantially similar to those granted in Prior Orders.
1.	Trading History of Similar Products
    Applicants expect Shares to trade at or close to NAV. Applicants understand that, to date, Prior ETFs that, like the Initial Fund will do, invest primarily in fixed income securities have consistently traded at, or very close to, their NAVs. For example:
•	For the one-year period ending June 30, 2009, the daily Bid/Ask Price was within 99 basis points of the NAV of the PowerShares Active Low Duration Fund for 73.41% of the period.
•
For the one-year period ending March 31, 2009, the average daily deviation between the closing price and the NAV of the iShares Barclays 1-3 Year Treasury Bond Fund was plus 0.0427% (i.e., a premium of 0.0427%) and the maximum deviation for the same period was minus 0.2875% (i.e., a discount of 0.2875%).

•
For the one-year period ending March 31, 2009, the average daily deviation between the closing price and the NAV of the iShares Barclays 3-7 Year Treasury Bond Fund was plus 0.0340% (i.e., a premium of 0.0340%) and the maximum deviation for the same period was minus 1.2335% (i.e., a discount of 1.2335%).

•
For the one-year period ending March 31, 2009, the average daily deviation between the closing price and the NAV of the iShares Barclays Short Treasury Bond Fund was plus 0.0550% (i.e., a premium of 0.0550%) and the maximum deviation for the same period was plus 0.6635% (i.e., a premium of 0.6635%).

Given that each Fund’s, including the Initial Fund’s, structure will be similar to these ETFs, Applicants expect Shares similarly to trade at or close to NAV.
2.	The Product Does Not Raise Concerns and Entails Benefits
    The Commission has granted exemptive relief to existing ETFs in part because their structures enable arbitrage and minimize the premium/discount of market price to NAV, and do not favor creators and redeemers of Shares over retail investors who buy and sell in the secondary market.  Applicants have every reason to believe that the design and structure of the Funds especially the transparency of the Portfolio Securities, Deposit Securities and Redemption Securities will result in an arbitrage mechanism as robust as that which now exists for current ETFs. Accordingly, Applicants expect the spreads (between offer and bid prices) for Shares to be similar to the spreads for shares of existing ETFs and the secondary market prices of Shares to closely track their respective Funds’ NAVs or otherwise correspond to the fair value of their respective Funds’ portfolios.  In light of this same arbitrage mechanism inherent in each Fund’s structure, Applicants submit that the same relief is warranted for the Funds.
    Further, Applicants believe that the Funds will offer a variety of benefits that will appeal to individual and institutional investors alike. Applicants assert that these will be identical or substantially similar to the benefits offered by current ETFs, such as flexibility, tradability, availability, certainty of purchase price and tax efficiencies. Reductions in the cost of trading, clearing, custody processes, shareholder reporting and accounting experienced by current ETFs should be similarly experienced by the Funds. Further, investors will have access to extensive information regarding Portfolio Securities, Deposit Securities and Redemption Securities. Such information is likely to be used by fund analysts, fund evaluation services, financial planners, advisers and broker-dealers, to among other things, enhance investors’ knowledge about the Funds.
B.	Exemption from the Provisions of Sections 2(a)(32) and 5(a)(1)
    Section 5(a)(1) of the Act defines an “open-end company” as a “management company which is offering for sale or has outstanding any redeemable security of which it is the issuer.”  The term “redeemable security” is defined in Section 2(a)(32) of the Act as:

any security, other than short-term paper, under the terms of which the holder is, upon its presentation to the issuer or to a person designated by the issuer... is entitled (whether absolutely or only out of surplus) to receive approximately his proportionate share of the issuer’s current net assets, or the cash equivalent thereof.

Applicants believe that the Shares could be viewed as satisfying the Section 2(a)(32) definition of a redeemable security and, consequently, the Funds could be viewed as satisfying the definitional requirement of an open-end company offering for sale a redeemable security of which it is the issuer because Shares are securities “under the terms of which” an owner may receive his proportionate share of the Funds’ current net assets.  The unusual aspect of Shares is that their terms provide for a right of redemption only when aggregated so as to constitute a redeemable Creation Unit.  Thus, because the redeemable Creation Unit can be unbundled into individual Shares that are not individually redeemable, a possible question arises as to whether the definitional requirements of a “redeemable security” and “open-end company” would be met.  In light of this possible analysis, Applicants request an order to permit the Trust to register as an open-end management investment company and the Funds to issue Shares that are redeemable in Creation Units only.
    Applicants believe that the Commission has the authority under Section 6(c) to grant the limited relief sought under Sections 2(a)(32) and 5(a)(1).  Although Shares will not be individually redeemable, because of the arbitrage possibilities created by the redeemability of Creation Units, it is expected that the market price of an individual Share will not deviate much from its NAV.  While Applicants recognize the Commission is concerned about the potential for more significant deviations with actively managed ETFs, such deviations are not expected to materialize here because each Fund’s portfolio will be fully transparent. As noted above, each Fund intends to disclose on its website on each Business Day, before commencement of trading of Shares on the Listing Exchange, the identities and quantities of the Portfolio Securities and other assets held by the Fund that will form the basis for the Fund’s calculation of NAV at the end of the Business Day.  Accordingly, market participants will be aware at all times of each Fund’s Portfolio Securities and other assets that will form the basis for its NAV calculation, making the risk of significant deviations between NAV and market price similar to that which exists in the case of the Prior ETFs.
    The Adviser will make available through the Distributor on each Business Day, prior to the opening of trading on the Listing Exchange (expected to be 9:30 a.m. ET), a list of securities and the required number of shares of each Deposit Security and Cash Amount to be included in the Creation Deposit for each Fund, including when a Creation Unit is available in exchange for an All-Cash Payment.
    Although in certain cases the brokerage costs incurred to obtain the necessary number of individual Shares for accumulation into a Creation Unit may outweigh the benefits of redemption, Creation Units will always be redeemable in accordance with the provisions of the Act.  Thus, investors may purchase the requisite number of Shares and tender the resulting Creation Unit for redemption.  Moreover, listing and trading on an Exchange will afford all holders of Shares the benefit of intra-day liquidity.

    Applicants believe that Shares may be sold and redeemed as proposed consistent with the policies of the Act and without risk of the abuses against which the Act was designed to protect.  Applicants do not believe that Shares would thwart the purposes of any provision of the Act.  Accordingly, Applicants believe that permitting the Trust to register as an open-end investment company and issue redeemable Creation Units of individual Shares, as described herein, is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.  Applicants accordingly request that the Order be granted in respect of Sections 2(a)(32) and 5(a)(1).
C.	Exemption from the Provisions of Section 22(d) and Rule 22c-1
    Section 22(d) of the Act provides that:

no registered investment company shall sell any redeemable security issued by it to any person except to or through a principal underwriter for distribution or at a current public offering price described in the prospectus, and, if such class of security is being currently offered to the public by or through an underwriter, no principal underwriter of such security and no dealer shall sell any such security to any person except a dealer, a principal underwriter, or the issuer, except at current public offering price described in the prospectus.

Rule 22c-1 under the Act provides that:

no registered investment company issuing any redeemable security, no person designated in such issuer’s prospectus as authorized to consummate transactions in any such security, and no principal underwriter of, or dealer in, any such security shall sell, redeem, or repurchase any such security except at a price based on the current net asset value of such security which is next computed after receipt of a tender of such security for redemption or of an order to purchase or sell such security.

Shares of each Fund will be listed on an Exchange and one or more Exchange Specialists will maintain a market for such Shares.  The Shares will trade on, and are likely to trade away from,39 the Listing Exchange at all times, in each instance at negotiated prices (based generally on current bid/offer prices, which reflect other relevant factors, such as the most recent trading price, supply and demand, and price improvement).  The purchase and sale of Shares of a Fund will not, therefore, be on the basis of NAV next calculated after receipt of any order and accomplished at an offering price described in the Prospectus, as required by Section 22(d).  Nor will sales by a holder of Shares on an Exchange be made at a price based on the current NAV next computed after receipt of an order, as required by Rule 22c-1.  Based on the facts hereinafter set forth, Applicants respectfully request that the Commission enter an Order under Section 6(c) exempting Applicants from the provisions of Section 22(d) and Rule 22c-1 to the extent necessary to permit the trading of Shares of each Fund on, and away from, the Exchange at prices based on a bid/offer market, rather than the NAV.
     Applicants believe that the concerns sought to be addressed by Section 22(d) and Rule 22c-1 with respect to pricing are equally satisfied by the proposed method of pricing.  While there is little legislative history regarding Section 22(d), its provisions, as well as those of Rule

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39 Consistent with Rule 19c-3 under the Exchange Act, members of the Listing Exchange are not required to effect transactions in Shares through the facilities of such Exchange.

22c-1, appear to have been intended (1) to prevent dilution caused by certain riskless-trading schemes by principal underwriters and contract dealers, (2) to prevent unjust discrimination or preferential treatment among buyers, and (3) to ensure an orderly system of distribution by contract dealers by eliminating price competition from non-contract dealers who could offer investors shares at less than the published sales price and who could pay investors a little more than the published redemption price.40
   The first two purposes — preventing dilution caused by riskless-trading schemes and preventing unjust discrimination among buyers — do not seem to be relevant to secondary trading by dealers in Shares.  Secondary market transactions in Shares would not cause dilution for owners of such Shares because such transactions do not directly involve Fund assets. Similarly, secondary market trading in Shares should not create unjust discrimination or preferential treatment among buyers because to the extent different prices exist during a given trading day, or from day to day, such variances occur as a result of third-party market forces, such as supply and demand, not as a result of unjust or discriminatory manipulation. With respect to the third possible purpose of Section 22(d) – ensuring an orderly distribution system – Applicants note that anyone may sell (purchase) Shares of a Fund either by selling (purchasing) them on the Exchange or by redeeming (creating) a Creation Unit.  Therefore no dealer should have an advantage over any other dealer in the sale of Shares. Indeed, the presence of the Exchange Specialist(s) may enhance liquidity due to, for example, an obligation to promote a fair and orderly market and effect trades to alleviate temporary disparities in supply and demand for Shares.

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40 See Protecting Investors: A Half Century of Investment Company Regulation at 299-303; Investment Company Act Release No. 13183 (Apr. 22, 1983).

    In addition, secondary market transactions in Shares should generally occur at prices roughly equivalent to their NAV. If the prices for Shares should fall below the proportionate NAV of the Fund, an investor need only accumulate enough individual Shares to constitute a Creation Unit in order to redeem such Shares at NAV. Competitive forces in the marketplace, aided by the fully transparent nature of the Fund portfolio, should thus engage in arbitrage activity and ensure that any difference between the Fund’s NAV and the Shares’ market prices is low.  Applicants understand that, to date, Prior ETFs have consistently traded on Exchanges at, or very close to, their NAVs. 41  For the reasons described above, Applicants believe that the experience of Shares should closely resemble that of Prior ETFs and that Shares should trade on Exchanges at, or very close to, NAV.
On the basis of the foregoing, Applicants believe (i) that the protections intended to be afforded by Section 22(d) and Rule 22c-1 are adequately addressed by the proposed methods for creating, redeeming and pricing Creation Units and buying, selling and pricing Shares, and (ii) that the relief requested is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.  Accordingly, Applicants hereby request the Order be granted in respect of Section 22(d) and Rule 22c- 1.
D.	Exemption from the Provisions of Section 22(e)
    Section 22(e) provides in relevant part that:

No registered company shall suspend the right of redemption, or postpone the date of payment or satisfaction upon redemption of any redeemable security in accordance with its terms for more than seven days after the tender of such security to the company or its agent designated for that purpose for redemption…

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41 See supra Section IV.A.1, “Trading History of Similar Products.”

Applicants observe that the settlement of redemptions of Creation Units of the Global Funds will be contingent not only on the settlement cycle of the U.S. securities markets but also on the delivery cycles present in foreign markets in which those Funds invest to the extent that Applicants seek to incorporate, as they intend to do, the in-kind creation and redemption mechanism for Creation Units into the processing and settlement cycles for securities deliveries in the principal market(s) for the Portfolio Securities of each Fund.  Applicants have been advised that, under certain circumstances, the delivery cycles for transferring Portfolio Securities to redeeming investors, coupled with local market holiday schedules, will require a delivery process of up to fourteen (14) calendar days, rather than the seven (7) calendar days required by Section 22(e).  Applicants, therefore, request relief from Section 22(e) in order to provide payment or satisfaction of redemptions within the maximum number of calendar days required for such payment or satisfaction in the principal local markets where transactions in the Portfolio Securities of each Global Fund customarily clear and settle, but in all cases no later than fourteen (14) days following the tender of a Creation Unit. 42   With respect to Future Funds that are Global Funds, Applicants seek the relief from Section 22(e) only to the extent that circumstances exist similar to those described herein.
    A redemption delivery may be delayed due to the proclamation of new or special holidays,43 the treatment by market participants of certain days as “informal holidays”44 (e.g.,
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42 Applicants acknowledge that no relief obtained from the requirements of Section 22(e) will affect any obligations that Applicants may otherwise have under Rule 15c6-1 under the Exchange Act.  Rule 15c6-1 requires that most securities transactions be settled within three business days of the trade date.

43 Applicants have been advised that previously unscheduled holidays are sometimes added to a country’s calendar, and existing holidays are sometimes moved, with little advance notice. Any such future changes could impact the analysis of the number of days necessary to satisfy a redemption request.  For example, the following examples of short-notice holiday announcements: (i) on December 17, 1997, South Korea announced a special public holiday due to the presidential elections on December 18, 1997; (ii) on December 30, 1997, Thailand announced that the New Year’s Eve holiday on December 3 1, 1997 would be rescheduled to January 2, 1998; and (iii) on January 22, days on which no or limited securities transactions occur, as a result of substantially shortened trading hours), and/or the elimination of existing holidays or changes in local securities delivery practices.45 The Prospectus and/or SAI will identify those instances in a given year where, due to local holidays, more than seven days will be needed to deliver redemption proceeds and will list such holidays.  If the requested relief is granted, Applicants intend to disclose in the SAI that redemption payments will be effected within the specified number of calendar days following the date on which a request for redemption in proper form is made.
Applicants submit that Congress adopted Section 22(e) to prevent unreasonable, undisclosed or unforeseen delays in the actual payment of redemption proceeds. Applicants contend that allowing redemption payments for Creation Units of a Fund to be made within the number of days indicated above would be consistent with the spirit and intent of Section 22(e) and afford adequate investor protection.
Currently, Applicants believe that no significant additional system or operational procedures (beyond those already in place in relevant jurisdictions) will be needed to sell or redeem Creation Units in-kind.  Further, Applicants believe that the in-kind approach may make creations and redemptions of Creation Units less costly to administer, enhance the appeal of the product to institutional participants, and promote the liquidity of Shares in the secondary market, which benefit all holders of Shares.

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1998, Indonesia announced that the religious holiday on January 29 and January 30, 1998, marking the start of Lebaran, would include January 28, 1998.

44 A typical “informal holiday” includes a trading day in the relevant market that is immediately prior to a regularly scheduled holiday; early closures of the relevant market or of the offices of key market participants may occur with little advance notice. Any shortening of regular trading hours on such a day could impact the analysis of the number of days necessary to satisfy a redemption request.

45 Applicants observe that the trend internationally in local securities delivery practices has been a reduction in each market’s standard settlement cycles (e.g., the U.S. markets’ change to T+3 in 1995). It remains possible, if unlikely, that a particular market’s settlement cycles for securities transfers could be lengthened in the future.

As noted above, however, Applicants may utilize cash redemptions in respect of certain Funds.  Applicants are not seeking relief from Section 22(e) with respect to Global Funds that do not effect creations or redemptions in-kind.
Given the rationale for what amounts to a delay typically of a few days in the redemption process on certain occasions and given the facts as recited above, Applicants believe that the protections intended to be afforded by Section 22(e) are adequately addressed by the proposed method and securities delivery cycles for redeeming Creation Units and the redemption mechanism described above will not lead to unreasonable, undisclosed or unforeseen delays in the redemption process.  Given the facts recited above, Applicants believe that the granting of the requested relief is consistent with the protection of investors and the purposes fairly intended by the policies and provisions of the Act.  Applicants note that substantially identical exemptive relief from Section 22(e) was granted by the Commission in the Prior Orders.  Accordingly, Applicants hereby respectfully request that an order of exemption be granted under Section 6(c) in respect of Section 22(e) with respect to the affected Global Funds.
E.	Exemption from the Provisions of Section 17(a)
    Section 17(a)(1) of the Act, among other things, makes it unlawful for any affiliated person or promoter of or principal underwriter for a registered investment company... or any affiliated person of such a person, promoter, or principal underwriter, acting as principal, knowingly to sell any security or other property to such registered company or to any company controlled by such registered company, unless such sale involves solely (A) securities of which the buyer is the issuer, (B) securities of which the seller is the issuer and which are part of a general offering to the holders of a class of its securities or (C) securities deposited with a trustee of a unit investment trust… by the depositor thereof.

Section 17(a)(2) makes it unlawful
                                 for any affiliated person or promoter of or principal underwriter for a registered investment company ... or any affiliated person of such a person, promoter, or principal underwriter, acting as principal-- knowingly to purchase from such registered company, or from any company controlled by such registered company, any security or other property (except securities of which the seller is the issuer).

An “affiliated person” of a person, pursuant to Section 2(a)(3)(A) of the Act, includes “any person directly or indirectly owning, controlling, or holding with the power to vote, 5 per centum or more of the outstanding voting securities of such other person” and pursuant to Section 2(a)(3)(C) of the Act “any person, directly or indirectly, controlling, controlled by or under common control with, such other person.”  Section 2(a)(9) of the Act defines “control” as

…the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company.  Any person who owns beneficially, either directly or through one or more controlled companies, more than 25 per centum of the voting securities of a company shall be presumed to control such company.  Any person who does not so own more than 25 per centum of the voting securities of any company shall be presumed not to control such company.

The Funds may be deemed to be controlled by the Adviser or an entity controlling, controlled by or under common control with the Adviser and hence affiliated persons of each other. In addition, the Funds may be deemed to be under common control with any other registered investment company (or series thereof) advised by the Adviser (an “Affiliated Fund”).  With respect to one or more Funds and the Trust, a large institutional investor could own more than 5% of a Fund or the Trust, or in excess of 25% of a Fund or the Trust, making that investor a first-tier affiliate of the Fund under Section 2(a)(3)(A) or (C) of the Act.  In addition, there exists a possibility that, with respect to Affiliated Funds, a large institutional investor could own 5% or more, or in excess of 25%, of such other Affiliated Fund, making that investor a second-tier affiliate of a Fund.  For so long as such an investor was deemed to be an affiliate, Section 17(a)(1) could be read to prohibit such person from depositing the Creation Deposit with a Fund in return for a Creation Unit (an in-kind purchase).  Likewise, Section 17(a)(2) could be read to prohibit the investor from entering into an in-kind redemption with a Fund.
Section 17(b) provides that the Commission will grant an exemption from the provisions of Section 17(a) if evidence establishes that the terms of the proposed transaction are reasonable and fair, including the consideration to be paid or received, and do not involve overreaching on the part of any person concerned, that the proposed transaction is consistent with the policy of each registered investment company concerned, and that the proposed transaction is consistent with the general purposes of the Act.46  Applicants seek an exemption from Sections 17(a)(1) and 17(a)(2) pursuant to Sections 6(c) and 17(b) to permit persons that are first-tier affiliates or second-tier affiliates of the Funds solely by virtue of (1) holding 5% or more, or in excess of 25%, of the outstanding Shares of one or more Funds; (2) having an affiliation with a person with an ownership interest described in (1); or (3) holding 5% or more, or more than 25% of the Shares of one or more Affiliated Funds, to effectuate purchases and redemptions in-kind.
Applicants assert that no useful purpose would be served by prohibiting such affiliated persons from making in-kind purchases or in-kind redemptions of Shares of a Fund in Creation Units.  Both the deposit procedures for in-kind purchases of Creation Units and the redemption procedures for in-kind redemptions will be effected in exactly the same manner for all purchases and redemptions, regardless of size or number.  There will be no discrimination among purchasers or redeemers.  Deposit Securities and Redemption Securities will be valued in the
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46 Because Section 17(b) could be interpreted to exempt only a single transaction from Section 17(a) and because there may be a number of transactions by persons who may be deemed to be affiliated persons (“first-tier affiliates”) or affiliated persons of first-tier affiliates (“second-tier affiliates”), Applicants are also requesting an exemption under Section 6(c) of the Act.  See, e.g., Keystone Custodian Funds, Inc., 21 S.E.C. 295 (1945).

same manner as those Portfolio Securities currently held by the Fund, and the valuation of the Deposit Securities and Redemption Securities will be made in the same manner, regardless of the identity of the purchaser or redeemer.  Any consideration paid by the types of affiliated persons listed above for the purchase or redemption of Shares directly from a Fund will be based on the NAV of such Fund, as calculated in accordance with the policies and procedures set forth in the Registration Statement.
Applicants note that the ability to take deposits and make redemptions in-kind may aid in achieving the Fund’s objectives.  Applicants do not believe that in-kind purchases and redemptions will result in abusive self-dealing or overreaching, but rather assert that such procedures will be implemented consistently with the Funds’ objectives and with the general purposes of the Act.  Applicants believe that in-kind purchases and redemptions will be made on terms reasonable to a Fund and any affiliated persons because they will be valued pursuant to verifiable objective standards.  The method of valuing Portfolio Securities held by a Fund is the same as that used for calculating the value of in-kind purchases or redemptions and, therefore, creates no opportunity for affiliated persons to effect a transaction detrimental to other holders of Shares of the Fund.  Similarly, Applicants submit that, by using the same standards for valuing securities held by a Fund as are used for calculating the value of in-kind redemptions or purchases, the Fund will ensure that its NAV will not be adversely affected by such transactions.
For the reasons set forth above, Applicants believe that: (i) with respect to the relief requested pursuant to Section 17(b), the terms of the proposed transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, the proposed transactions are consistent with the policy of each registered investment company concerned, and the proposed transactions are consistent with the general purposes of the Act, and (ii) with respect to the relief requested pursuant to Section 6(c), the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.  Thus, Applicants request the Order under Section 6(c) and 17(b) in respect of Sections 17(a)(1) and 17(a)(2).
V.           REQUEST FOR 12(d)(1) RELIEF
A.	Exemption from the Provisions of Sections 12(d)(l)(A) and (B) and 17(a)
1.	General
   Applicants respectfully request, pursuant to Section 12(d)(l)(J) of the Act, an exemption from Section 12(d)(l)(A) to permit Acquiring Funds to acquire Shares of the Non-FOFs beyond the limits of Section 12(d)(l)(A). Pursuant to Section 12(d)(l)(J), Applicants also request an exemption from Section 12(d)(l)(B) to permit the Non-FOFs, their principal underwriters and Brokers to sell Shares of the Non-FOFs to Acquiring Funds beyond the limits of Section 12(d)(l)(B). In addition, pursuant to Sections 6(c) and 17(b), Applicants request an exemption from Section 17(a) of the Act to permit a Non-FOF to sell its Shares to, and redeem its Shares from, an Acquiring Fund of which the Non-FOF is a first-tier or second-tier affiliate, as described below, in connection with in-kind transactions.
2.	The Acquiring Funds
As stated above, the Acquiring Funds are registered management investment companies and UITs.  Each investment adviser to an Acquiring Management Company within the meaning of Section 2(a)(20)(A) of the Act (“Acquiring Fund Adviser”) will be registered as an investment adviser, under the Advisers Act.  The Adviser will not be the Acquiring Fund Adviser of an Acquiring Management Company or the sponsor of an Acquiring Trust

(“Sponsor”).  No Acquiring Fund will be in the same group of investment companies as the Non-FOFs. Pursuant to the terms and conditions of this Application and the requested Order, if granted, each Acquiring Fund will enter into a written Acquiring Fund Agreement with the relevant Non-FOF(s), as discussed below.
3.	Proposed Conditions and Disclosure
In order to ensure that the Acquiring Funds understand and will comply with the terms and conditions of the requested Order, Applicants propose that any Acquiring Fund intending to invest in a Non-FOF in reliance on such Order be required to enter into a written agreement with the Non-FOF (the “Acquiring Fund Agreement”) (see Condition 16 below). The Acquiring Fund Agreement will ensure that the Acquiring Fund understands and agrees to comply with the terms and conditions of the requested Order. The Acquiring Fund Agreement also will include an acknowledgment from the Acquiring Fund that it may rely on the Order only to invest in a Non-FOF and not in any other investment company or a Same Group Fund. Each Acquiring Fund will further be required to represent in the Acquiring Fund Agreement that the Acquiring Fund intends at all times to fulfill its responsibilities under the requested Order and to fully comply with the provisions of the Act and the rules and regulations promulgated thereunder and with NASD Conduct Rule 2830 of the FINRA47 pertaining to funds of funds (see Condition 18 below).48
In addition, Applicants propose that the requested 12(d)(l) Relief be conditioned upon certain additional requirements. Any member of an Acquiring Fund’s Advisory Group (as
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47 Any references to NASD Conduct Rule 2830 include any successor or replacement rule to NASD Conduct Rule 2830 that may be adopted by FINRA.

48 Applicants acknowledge that the receipt of compensation by (a) an affiliated person of an Acquiring Fund, or an affiliated person of such person, for the purchase by the Acquiring Fund of Shares of the Non-FOF or (b) an affiliated person of a Non-FOF, or an affiliated person of such person, for the sale by the Non-FOF of its Shares to an Acquiring Fund, may be prohibited by Section 17(e)(1) of the Act. The Acquiring Fund Agreement will include this acknowledgment.

defined below) individually or the Acquiring Fund’s Advisory Group in the aggregate will not control a Non-FOF within the meaning of Section 2(a)(9) (see Condition 9 below). Any member of an Acquiring Fund’s Subadvisory Group (as defined below) individually or the Acquiring Fund’s Subadvisory Group in the aggregate will not control a Non-FOF within the meaning of Section 2(a)(9) of the Act (see Condition 9 below). An Acquiring Fund or Acquiring Fund Affiliate will not cause any existing or potential investment in a Non-FOF to influence the terms of any services or transactions between the Acquiring Fund or an Acquiring Fund Affiliate49 and the Non-FOF or a Fund Affiliate50 (see Condition 10 below). Each Acquiring Management Company’s board, including a majority of the independent board members, will adopt procedures reasonably designed to assure that the Acquiring Fund Adviser and Acquiring Fund Subadviser(s) (as defined below) are conducting the investment program of the Acquiring Management Company without taking into account any consideration received by the Acquiring Management Company or an Acquiring Fund Affiliate from the Non-FOF or a Fund Affiliate in connection with any services or transactions (see Condition 11 below). No Acquiring Fund or Acquiring Fund Affiliate (except as an investment adviser) will cause a Non-FOF to purchase a security from an Affiliated Underwriting51 (see Condition 13 below). Finally, no Non-FOF will acquire securities of any investment company or company relying on Section 3(c)(1) or 3(c)(7)

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49 An “Acquiring Fund Affiliate” is defined as the Acquiring Fund Adviser, Acquiring Fund Subadviser(s), any Sponsor, promoter or principal underwriter of an Acquiring Fund and any person controlling, controlled by or under common control with any of these entities.

50 A “Fund Affiliate” is defined as the investment adviser, promoter or principal underwriter of a Non-FOF and any person controlling, controlled by or under common control with any of these entities.

51 An “Affiliated Underwriting” is an offering of securities during the existence of an underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate. An “Underwriting Affiliate” is defined as a principal underwriter in any underwriting or selling syndicate that is an officer, director, member of an advisory board, Acquiring Fund Adviser, Acquiring Fund Subadviser, Sponsor, or employee of the Acquiring Fund, or a person of which any such officer, director, member of an advisory board, Acquiring Fund Adviser, Acquiring Fund Subadviser, Sponsor, or employee is an affiliated person, except any person whose relationship to the Non-FOF is covered by Section 10(f) of the Act is not an Underwriting Affiliate.

of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act (see Condition 19 below), except to the extent that the Non-FOF (a) acquires such securities in compliance with Section 12(d)(1)(E) of the Act or the Feeder Relief in this Order; (b) receives securities of another investment company as a dividend or as a result of a plan of reorganization of a company (other than a plan devised for the purpose of evading Section 12(d)(1) of the Act), or (c) acquires (or is deemed to have acquired) securities of another investment company pursuant to exemptive relief from the Commission permitting such Non-FOF to (i) acquire securities of one or more investment companies for short-term cash management purposes, or (ii) engage in interfund borrowing and lending transactions.  A Non-FOF may choose to reject any direct purchase of Creation Units by an Acquiring Fund. A Non-FOF would also retain its right to reject any initial investment by an Acquiring Fund in excess of the limits in Section 12(d)(l)(A) by declining to execute an Acquiring Fund Agreement with the Acquiring Fund.
B.	Section 12(d)(l)
Section 12(d)(l)(A) prohibits a registered investment company from acquiring securities of another investment company if such securities represent more than 3% of the total outstanding voting stock of the acquired company, more than 5% of the total assets of the acquiring company or, together with the securities of any other investment companies, more than 10% of the total assets of the acquiring company.
Section 12(d)(1)(B) prohibits a registered open-end investment company, its principal underwriter and any other broker-dealer from knowingly selling an investment company’s shares to another registered investment company if the sale will cause the acquiring company to own more than 3% of the acquired company’s voting stock, or if the sale will cause more than 10% of the acquired company’s voting stock to be owned by investment companies generally.

1.	Exemption under Section 12(d)(1)(J)
The National Securities Markets Improvement Act of 1996 (“NSMIA”) added Section 12(d)(l)(J) to the Act.  Section 12(d)(l)(J) provides that the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provision of Section 12(d)(l), if the exemption is consistent with the public interest and the protection of investors. The legislative history of NSMIA directs the Commission to consider, among other things, when granting relief under Section 12(d)(l)(J), the extent to which a proposed arrangement is subject to conditions that are designed to address conflicts of interest and overreaching by a participant in the arrangement, so that the abuses that gave rise to the initial adoption of the Act’s restrictions against investment companies investing in other investment companies are not repeated.52

Applicants submit that the proposed conditions to the 12(d)(l) Relief requested in this Application, including the requirement that Acquiring Funds enter into an Acquiring Fund Agreement, adequately address the concerns underlying the applicable limits in Section 12(d)(l), and that the requested exemption is consistent with the public interest and the protection of investors. Applicants also submit that the proposed transactions are consistent with congressional intent that the Commission grant exemptions under Section 12(d)(l)(J) in a “progressive way” as the concept of investment companies investing in other investment companies has evolved over time.53
2.	Concerns Underlying Section 12(d)(1)(J)
Congress enacted what is now Section 12(d)(l) in 1940 to prevent one investment company from buying control of another investment company.54  In enacting Section 12(d)(l),

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52 H.R. Rep. No. 622, 104th Cong., 2d Sess., at 43-44 (1996).
53 Id. at 43-44.
54 House Hearings, 76th Cong., 3d Sess., at 113 (1940).

Congress sought to ensure that the acquiring investment company had no “effective voice” in the other investment company.55  As originally proposed, Section 12(d)(l) would have prohibited any investment by an investment company in another investment company. Congress relaxed the prohibition in the section’s final version, apparently because there was some concern that an investment company should not be prohibited from taking advantage of a good investment just because the investment was another investment company:

You may get situations where one investment company may think that the securities of another investment company are a good buy and it was not thought advisable to freeze that type of purchase.56

Congress tightened Section 12(d)(l)’s restrictions in 1970 to address certain abuses perceived to be associated with the development of fund holding companies (i.e., funds that primarily invest in other investment companies).57 The Commission identified those abuses in its 1966 report to Congress, Public Policy Implications of Investment Company Growth (the “PPI Report”).58  The abuses included: (i) the threat of large scale redemptions of the acquired fund’s shares; (ii) layering of fees and expenses (such as sales loads, advisory fees and administrative costs); and (iii) unnecessary complexity.
Applicants submit that their proposed conditions address the concerns about large-scale redemptions identified in the PPI Report, particularly those regarding the potential for undue influence. For example, Condition 9 limits the ability of an Acquiring Fund’s Advisory Group and an Acquiring Fund’s Subadvisory Group to control a Non-FOF within the meaning of
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55 Hearings on S. 3580 Before the Subcomm. of the Comm. on Banking and Currency, 76th Cong., 3d Sess., at 1114 (1940).

56 House Hearings, 76th Cong., 3d Sess., at 112 (1940) (testimony of David Schenker).

57 See H.R. Rep. No 91-1382,91st Cong., 2d Sess., at 11 (1970).

58 Report of the Securities and Exchange Comm. on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong., 2d Sess., 311-324 (1966).

Section 2(a)(9).  For purposes of this Application, an “Acquiring Fund’s Advisory Group” is defined as:

the Acquiring Fund Adviser, Sponsor, any person controlling, controlled by or under common control with the Acquiring Fund Adviser or Sponsor, and any investment company or issuer that would be an investment company but for Section 3(c)(l) or 3(c)(7) of the Act, that is advised or sponsored by the Acquiring Fund Adviser, Sponsor or any person controlling, controlled by or under common control with the Acquiring Fund Adviser or Sponsor.

For purposes of this Application, an “Acquiring Fund’s Subadvisory Group” is defined as:

any Acquiring Fund Subadviser, any person controlling, controlled by, or under common control with the Acquiring Fund Subadviser, and any investment company or issuer that would be an investment company but for Section 3(c)(l) or 3(c)(7) of the Act (or portion of such investment company or issuer) advised or sponsored by the Acquiring Fund Subadviser or any person controlling, controlled by or under common control with the Acquiring Fund Subadviser.

For purposes of this Application, an “Acquiring Fund Subadviser” is defined as “any investment adviser within the meaning of Section 2(a)(20)(B) of the Act to an Acquiring Fund.” Any Acquiring Fund Subadviser will be registered under the Advisers Act.
In addition, Condition 10 prohibits Acquiring Funds and Acquiring Fund Affiliates from causing an investment by an Acquiring Fund in a Non-FOF to influence the terms of services or transactions between an Acquiring Fund or an Acquiring Fund Affiliate and the Non-FOF or a Fund Affiliate. Further, Conditions 10 through 15 are specifically designed to address the potential for an Acquiring Fund and Acquiring Fund Affiliates to exercise undue influence over a Non-FOF and Fund Affiliates.
With respect to the concern regarding layering of fees and expenses, Applicants propose several conditions. Applicants have designed Condition 17 of the requested Order to prevent unnecessary duplication or layering of sales charges and other costs. Also, Applicants propose

Condition 18 in order to prevent any sales charges or service fees on shares of an Acquiring Fund from exceeding the limits applicable to a fund of funds set forth in NASD Conduct Rule 2830 of the FINRA.
With respect to the potential for duplicative advisory fees, Applicants further note that Acquiring Trusts will not pay any advisory fees; accordingly, there will be no potential for duplicative advisory fees. With respect to Acquiring Management Companies, Applicants note that pursuant to Condition 20, the board, including a majority of the independent board members, will be required to find that any fees charged under the Acquiring Management Company’s advisory contract(s) are based on services provided that will be in addition to, rather than duplicative of, services provided under the advisory contract(s) of any Non-FOF in which the Acquiring Management Company may invest.
Further, Applicants propose that, pursuant to Condition 19, no Non-FOF be permitted to acquire securities of any investment company or company relying on Section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act, except to the extent that the Non-FOF (a) acquires such securities in compliance with Section 12(d)(1)(E) of the Act or this Order; (b) receives securities of another investment company as a dividend or as a result of a plan of reorganization of a company (other than a plan devised for the purpose of evading Section 12(d)(1) of the Act), or (c) acquires (or is deemed to have acquired) securities of another investment company pursuant to exemptive relief from the Commission permitting such Non-FOF to (i) acquire securities of one or more investment companies for short-term cash management purposes, or (ii) engage in interfund borrowing and lending transactions.  Thus, in keeping with the PPI Report’s concern with overly complex structures, Applicants submit that the requested 12(d)(1) Relief will not create or give rise to circumstances enabling an Acquiring

Fund to invest in excess of the limits of Section 12(d)(1)(A) in a Non-FOF, which is in turn invests in another investment company or 3(c)(1) or 3(c)(7) issuer in excess of such limits, which in turn invests in another, and so on. Another virtue of Condition 19 is that it mitigates concerns about layering of fees.
Applicants note that the Prior ETFs have been operating under orders granting relief that is virtually identical to the 12(d)(1) Relief requested here. Applicants are not aware of any problems or difficulties encountered by such ETFs or by other ETFs or mutual funds relying upon such orders.  Applicants believe that the experience of the Non-FOFs and Acquiring Funds will be the same.
C.	Sections 17(a), 17(b) and 6(c)
Applicants seek relief from Section 17(a) pursuant to Sections 17(b) and 6(c) to permit a Non-FOF, to the extent that the Non-FOF is an affiliated person of an Acquiring Fund, as defined in Section 2(a)(3)(B) of the Act, to sell Shares to, and purchase Shares from, an Acquiring Fund and to engage in the accompanying in-kind transactions.
Section 17(a) generally prohibits sales or purchases of securities between a registered investment company and any affiliated person of the company. Section 2(a)(3) defines an “affiliated person” of a fund to include any person 5% or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote by the fund and any person 5% or more of whose outstanding voting securities are owned by a fund.  An Acquiring Fund relying on the 12(d)(1) Relief could own 5% or more of the outstanding voting securities of a Fund.  Under such circumstances and others, a Non-FOF and an Affiliated Fund could become affiliated persons, or affiliated persons of affiliated persons, and in-kind sales and redemptions of Shares between a Non-FOF and an Acquiring Fund could be prohibited.

Although Applicants expect that most Acquiring Funds will purchase Shares in the secondary market rather than purchasing Creation Units directly from a Non-FOF, and do not need Section 17(a) relief for such secondary market transactions, Applicants seek an exemption under Section 17(b) and 6(c) for Creation Unit transactions between a Non-FOF and an Acquiring Fund.
Section 17(b) of the Act authorizes the Commission to grant an order permitting a transaction otherwise prohibited by Section 17(a) if it finds that:

(i) the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned; (ii) the proposed transaction is consistent with the policy of each registered investment company concerned; and (iii) the proposed transaction is consistent with the general purposes of the Act.

Applicants also seek the exemption under Section 6(c) because the Commission’s authority under Section 17(b) may be interpreted as extending only to a single transaction and not to a series of transactions.  Section 6(c) permits the Commission to exempt any person or transactions, or any class of persons or transactions, from any provision of the Act if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.
Section 17(a) is intended to prohibit affiliated persons in a position of influence or control over an investment company from furthering their own interests by selling property that they own to an investment company at an inflated price, purchasing property from an investment company at less than its fair value, and selling or purchasing property on terms that involve overreaching of the investment company.  Applicants believe that an exemption is appropriate under Sections 17(b) and 6(c) because the proposed arrangement meets the standards in those sections.  First, the terms of the proposed arrangement are fair and reasonable and do not involve overreaching.  Any consideration paid for the purchase or redemption of Creation Units directly from a Non-FOF will be based on the NAV of the Non-FOF in accordance with policies and procedures set forth in its Registration Statement.59
Second, the proposed transactions directly between Non-FOFs and Acquiring Funds will be consistent with the policies of each Acquiring Fund.  The purchase of Creation Units by an Acquiring Fund will be accomplished in accordance with the investment restrictions of the Acquiring Fund and will be consistent with the investment policies set forth in the Acquiring Fund’s registration statement.  The Acquiring Fund Agreement will require any Acquiring Fund that purchases Creation Units directly from a Non-FOF to represent such.
Third, Applicants believe that the proposed transactions are consistent with the general purposes of the Act.  As discussed above in connection on with 12(d)(1), Applicants believe that the requested exemptions are appropriate in the public interest as Shares offer Acquiring Funds a flexible investment tool that can be used for a variety of purposes.  Applicants also submit that the exemption is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.
VI.           REQUEST FOR SAME GROUP RELIEF
As described above, Section 12(d)(1)(A) provides that no registered investment company may acquire securities of another investment company if such securities represent more that 3% of the acquired company’s outstanding voting stock, more than 5% of the acquiring company’s total assets or, together with the securities of other investment companies, more than 10% of the acquiring company’s total assets.  As also described above, Section 12(d)(1)(B) provides that no registered open-end investment company may sell its securities to another investment company if

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59 To the extent that purchases and sale of Shares of a Non-FOF occur in the secondary market and not through principal transactions directly between an Acquiring Fund and a Non-FOF, relief from Section 17(a) would not be necessary. However, the requested relief would apply to direct sales of Shares in Creation Units by a Non-FOF to an Acquiring Fund and redemptions of those Shares. The requested relief is intended to cover the in-kind transactions that would accompany such sales and redemptions.

the sale will cause the acquiring company to own more than 3% of the acquired company’s outstanding voting stock or more than 10% of the acquired company’s outstanding voting stock to be owned by investment companies generally.
In 1996, as part of NSMIA, Congress added Section 12(d)(1)(G) to the Act to permit the operation of funds of funds involving investment companies which are part of the same “group of investment companies.” Section 12(d)(1)(G)(ii) defines a “group of investment companies” as any two or more registered investment companies that hold themselves out to investors as related companies for purposes of investment and investor services.  Section 12(d)(1)(G)(i) provides, in relevant part, that Section 12(d)(1) will not apply to securities of a registered open-end investment company or registered unit investment trust if:
(I) the acquired company and the acquiring company are part of the same group of investment companies;

(II) the securities of the acquired company, securities of other registered open-end investment companies and registered unit investment trusts that are part of the same group of investment companies, Government securities, and short term paper are the only investments held by the acquiring company;

(III) with respect to

(aa) securities of the acquired company, the acquiring company does not pay and is not assessed any charges or fees for distribution-related activities, unless the acquiring company does not charge a sales load or other fees or charges for distribution related activities; or

(bb) securities of the acquiring company, any sales loads and other distribution-related fees charged, when aggregated with any sales load and distribution-related fees paid by the acquiring company with respect to securities of the acquired company, are not excessive under rules adopted pursuant to section 22(b) or section 22(c) by a securities association registered under section 15A of the Securities Exchange Act of 1934, or the Commission; [and]

(IV) the acquired company has a policy that prohibits it from acquiring any securities of registered open-end investment companies or registered unit investment trusts in reliance on this subparagraph or subparagraph (F).

In 2006 the Commission adopted Rule 12d1-2 under the Act.60  That Rule permits a registered open-end investment company or a registered unit investment trust relying on Section 12(d)(1)(G) of the Act to acquire:

(1) Securities issued by an investment company, other than securities issued by another registered investment company that is in the same group of investment companies, when the acquisition is in reliance on Section 12(d)(1)(A) or 12(d)(1)(F) of the Act;

(2) Securities (other than securities issued by an investment company); and

(3) Securities issued by a money market fund, when the acquisition is in reliance on Rule 12d1-1.

          For purposes of Rule 12d1-2, the term “securities” means any security as that term is defined in Section 2(a)(36) of the Act.61  The Commission noted in the Adopting Release that permitting fund of funds that are part of the same group of investment companies to invest directly in stocks, bonds and other types of securities “would allow an acquiring fund greater flexibility in meeting investment objectives that may not be met as well by investments in other funds in the same fund group, while not presenting any additional concerns that Section 12(d)(1)(G) was intended to address.”62  The passage of the Rule also reflects the Commission’s response to Congress’ expectation “that the Commission will use this authority [set forth in
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60 See Same Group Fund Investments, Investment Company Act Release No. 27399 (June 20, 2006) (the “Adopting Release”).
61 Id. at 17, n.58.
62 Id. at 17-18.

Section 12(d)(1)(G)] to adopt rules and process exemptive applications in the fund of funds area in a progressive way as the fund of funds concept continues to evolve over time.”63
Section 6(c), as discussed above, provides a means for the Commission to respond to developments in the financial markets not specifically contemplated when the Act was passed (or subsequently amended) by granting an exemption if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.64  It permits the Commission to grant exemptions from particular provisions of the Act, or any rule thereunder, that would inhibit the development of new and innovative investment products.
Each Same Group Fund will invest in certain Underlying Funds as set forth in its prospectus; certain Underlying Funds may be Feeder Funds that invest in a Master Fund in reliance on Section 12(d)(1)(E) or this Order.  Applicants propose that, subject to the terms and the condition set forth in this Application, the Same Group Funds be permitted to invest also in Other Investments.  The opportunity to invest in Other Investments will allow the Same Group Funds greater flexibility to meet their investment objectives than is possible through the more limited kinds of investments expressly permitted by Section 12(d)(1)(G)(i)(II) (e.g., Underlying Funds, Government securities and short-term paper) and Rule 12d1-2(a)(2) (e.g., stocks and bonds).  In addition, there may be times when using Other Investments may allow a Same Group Fund to invest in eligible asset classes with greater efficiency and at a lower cost than is possible through investment in an Underlying Fund.  The Adviser believes that its ability to use direct

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63 See H.R. Rep. No. 622, 104th Cong., 2nd Sess., at 43-44 (1996).

64 See, e.g., Trust Fund Sponsored by The Scholarship Club, Inc., Investment Company Act Release No. 5524 (Oct. 25, 1968) (“The broad exemptive power provided in Section 6(c) was designed to enable [the Commission] to deal equitably with situations which could not be foreseen at the time the legislation was enacted.”); Sisto Financial Corp., Investment Company Act Release No. 923 (July 16, 1946) (Section 6(c) is intended “to deal with situations unforeseen at the time of the passage of the Act and unprovided for elsewhere in the Act”).

investments in securities and Other Investments will allow it to create better investment products that are suitable for a wide variety of fund investors.
Consistent with its fiduciary obligations under the Act, each Same Group Fund’s board of trustees or directors will review the advisory fees charged by the Same Group Fund’s investment adviser to ensure that they are based on services provided that are in addition to, rather than duplicative of, services provided pursuant to the advisory agreement of any investment company in which the Same Group Fund may invest.
Applicants believe that permitting Same Group Funds to invest in Other Investments would not raise any of the concerns that Section 12(d)(1), as originally adopted and as later amended, was intended to address, namely:  (1) undue influence over portfolio management of underlying funds through the threat of large scale redemptions; (2) layering of costs and expenses; and (3) unnecessary complexity.65  Section 12(d)(1)(G) reflects a determination by Congress that certain fund of funds arrangements, including those where a fund of funds also invests in Government securities and short-term paper, do not raise the concerns underlying the prohibitions in Sections 12(d)(1)(A) and (B).  Section 12(d)(1)(G) addresses other concerns by requiring that the acquiring and the acquired fund be part of the same group of investment companies, limiting charges and fees imposed by the acquiring company and acquired company, and effectively prohibiting the acquired fund itself from acting as a fund of funds.  The approval of Rule 12d1-2 demonstrates a determination by the Commission that fund of funds investments in stocks, bonds and other types of securities that are not issued by registered investment companies do not raise any of the concerns that Section 12(d)(1)(G) was intended to address.

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65 See PPI Report at 311-324.

Likewise, permitting Same Group Funds to invest in Other Investments in furtherance of their investment objectives, policies, strategies and limitations will not raise any of the concerns underlying the prohibitions in Sections 12(d)(1)(A) and (B).  Instead, this additional flexibility will provide the Same Group Funds with a broader array of investment options through which to pursue their investment objectives.
Applicants submit that the requested Same Group Relief offers significant benefits, as detailed above, and is “appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.” It therefore meets the standards for relief set forth in Section 6(c) of the Act.  As indicated above, the Commission has already granted relief similar to the Same Group Relief to a number of other applicants.
VII.           EXPRESS CONDITIONS TO THIS APPLICATION
ETF Relief
Applicants agree that any Order of the Commission granting the requested ETF Relief will be subject to the following conditions:
1.           Each Fund’s Prospectus will clearly disclose that, for purposes of the Act, Shares are issued by the Funds and that the acquisition of Shares by investment companies is subject to the restrictions of Section 12(d)(1) of the Act. In addition, the Prospectus for each Non-FOF will disclose that it has received an exemptive order that permits registered investment companies to invest in such Non-FOF beyond the limits of Section 12(d)(1), subject to certain terms and conditions, including that the registered investment company enter into an agreement with such Non-FOF regarding the terms of the investment.

2.           As long as the Trust operates in reliance on the requested order, Shares will be listed on an Exchange.
3.           Neither the Trust nor any Fund will be advertised or marketed as an open-end investment company or a mutual fund.  Each Fund’s Prospectus will prominently disclose that the Fund is an actively managed exchange traded fund.  Each Fund’s Prospectus will prominently disclose that the Shares are not individually redeemable shares and will disclose that the owners of Shares may acquire those Shares from a Fund and tender those Shares for redemption to a Fund only in Creation Units.  Any advertising material that describes the purchase or sale of Creation Units or refers to redeemability will prominently disclose that Shares are not individually redeemable and that owners of Shares may acquire those Shares from a Fund and tender those Shares for redemption to a Fund in Creation Units only.
4.           The website for the Funds, which will be publicly accessible at no charge, will contain the following information, on a per Share basis, for each Fund: (a) the prior Business Day’s NAV and the reported closing price, and a calculation of the premium or discount of either such closing price or the Bid/Ask Price against such NAV; and (b) data in chart format displaying the frequency distribution of discounts and premiums of either the daily closing price or the Bid/Ask Price against the NAV, within appropriate ranges, for each of the four previous calendar quarters (or the life of the Fund, if shorter).
5.           The Prospectus and annual report for each Fund will also include: (a) the information listed in condition 4(b), (i) in the case of the Prospectus, for the most recently completed year (and the most recently completed quarter or quarters, as applicable) and (ii) in the case of the annual report, for the immediately preceding five years, as applicable; and (b)

calculated on a per Share basis for one, five and ten year periods (or life of the Fund, if shorter), the cumulative total return and the average annual total return based on NAV and closing price.
6.           On each Business Day, before commencement of trading in Shares on the Exchange, the Fund will disclose on its website the identities and quantities of the Portfolio Securities and other assets held by the Fund that will form the basis for the Fund’s calculation of NAV at the end of the Business Day.
7.           The Adviser, directly or indirectly, will not cause any Authorized Participant (or any investor on whose behalf an Authorized Participant may transact with the Fund) to acquire any Deposit Security for the Fund through a transaction in which the Fund could not engage directly.
8.           The requested relief to permit ETF operations will expire on the effective date of any Commission rule under the Act that provides relief permitting the operation of actively managed exchange-traded funds.
Section 12(d)(1) Relief
Applicants agree that any Order of the Commission granting the requested 12(d)(1) Relief will be subject to the following conditions:
9.           The members of an Acquiring Fund’s Advisory Group will not control (individually or in the aggregate) a Non-FOF within the meaning of Section 2(a)(9) of the Act. The members of an Acquiring Fund’s Subadvisory Group will not control (individually or in the aggregate) a Non-FOF within the meaning of Section 2(a)(9) of the Act. If, as a result of a decrease in the outstanding voting securities of a Non-FOF, the Acquiring Fund’s Advisory Group or the Acquiring Fund’s Subadvisory Group, each in the aggregate, becomes a holder of more than 25 percent of the outstanding voting securities of a Non-FOF, it will vote its Shares of the Non-FOF in the same proportion as the vote of all other holders of the Non-FOF’s Shares. This condition does not apply to the Acquiring Fund Subadvisory Group with respect to a Non-FOF for which the Acquiring Fund Subadviser or a person controlling, controlled by, or under common control with the Acquiring Fund Subadviser acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the Act.
10.           No Acquiring Fund or Acquiring Fund Affiliate will cause any existing or potential investment by the Acquiring Fund in a Non-FOF to influence the terms of any services or transactions between the Acquiring Fund or an Acquiring Fund Affiliate and the Non-FOF or a Fund Affiliate.
11.           The board of directors or trustees of an Acquiring Management Company, including a majority of the independent directors or trustees, will adopt procedures reasonably designed to ensure that the Acquiring Fund Adviser and any Acquiring Fund Subadviser are conducting the investment program of the Acquiring Management Company without taking into account any consideration received by the Acquiring Management Company or an Acquiring Fund Affiliate from a Non-FOF or a Fund Affiliate in connection with any services or transactions.
12.           Once an investment by an Acquiring Fund in Shares exceeds the limits in Section 12(d)(1)(A)(i) of the Act, the Board, including a majority of the independent trustees, will determine that any consideration paid by the Non-FOF to an Acquiring Fund or an Acquiring Fund Affiliate in connection with any services or transactions: (i) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Non-FOF; (ii) is within the range of consideration that the Non-FOF would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (iii) does not involve overreaching on the part of any person concerned.  This condition does not apply with respect to any services or transactions between a Non-FOF and its investment adviser(s), or any person controlling, controlled by or under common control with such investment adviser(s).
13.           No Acquiring Fund or Acquiring Fund Affiliate (except to the extent it is acting in its capacity as an investment adviser to a Non-FOF) will cause a Non-FOF to purchase a security in any Affiliated Underwriting.
14.           The Board, including a majority of the independent trustees, will adopt procedures reasonably designed to monitor any purchases of securities by the Non-FOF in an Affiliated Underwriting, once an investment by an Acquiring Fund in the securities of the Non-FOF exceeds the limit of Section 12(d)(1)(A)(i) of the Act, including any purchases made directly from an Underwriting Affiliate.  The Board will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Acquiring Fund in the Non-FOF.  The Board will consider, among other things:  (i) whether the purchases were consistent with the investment objectives and policies of the Non-FOF; (ii) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (iii) whether the amount of securities purchased by the Non-FOF in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years.  The Board will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to assure that purchases of securities in Affiliated Underwritings are in the best interest of shareholders of the Non-FOF.

15.           Each Non-FOF will maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in Affiliated Underwritings, once an investment by an Acquiring Fund in the securities of the Non-FOF exceeds the limit of Section 12(d)(1)(A)(i) of the Act, setting forth from whom the securities were acquired, the identity of the underwriting syndicate’s members, the terms of the purchase, and the information or materials upon which the determinations of the Board were made.
16.           Before investing in Shares in excess of the limits in Section 12(d)(1)(A), each Acquiring Fund and the Non-FOF will execute an Acquiring Fund Agreement stating, without limitation, that their boards of directors or trustees and their investment adviser(s), or their Sponsors, as applicable, understand the terms and conditions of the Order, and agree to fulfill their responsibilities under the Order.  At the time of its investment in Shares in excess of the limit in Section 12(d)(1)(A)(i), an Acquiring Fund will notify the Non-FOF of the investment.  At such time, the Acquiring Fund will also transmit to the Non-FOF a list of the names of each Acquiring Fund Affiliate and Underwriting Affiliate.  The Acquiring Fund will notify the Non-FOF of any changes to the list of the names as soon as reasonably practicable after a change occurs.  The Non-FOF and the Acquiring Fund will maintain and preserve a copy of the Order, the Acquiring Fund Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

17.           The Acquiring Fund Adviser or Sponsor, as applicable, will waive fees otherwise payable to it by the Acquiring Fund in an amount at least equal to any compensation (including fees received pursuant to any plan adopted under Rule 12b-1 under the Act) received from the Non-FOF by the Acquiring Fund Adviser or Sponsor, or an affiliated person of the Acquiring Fund Adviser or Sponsor, other than any advisory fees paid to the Acquiring Fund Adviser or Sponsor, or its affiliated person by the Non-FOF, in connection with the investment by the Acquiring Fund in the Non-FOF.  Any Acquiring Fund Subadviser will waive fees otherwise payable to the Acquiring Fund Subadviser, directly or indirectly, by the Acquiring Management Company in an amount at least equal to any compensation received from a Non-FOF by the Acquiring Fund Subadviser, or an affiliated person of the Acquiring Fund Subadviser, other than any advisory fees paid to the Acquiring Fund Subadviser or its affiliated person by the Non-FOF, in connection with any investment by the Acquiring Management Company in the Non-FOF made at the direction of the Acquiring Fund Subadviser.  In the event that the Acquiring Fund Subadviser waives fees, the benefit of the waiver will be passed through to the Acquiring Management Company.
18.           Any sales charges and/or service fees charged with respect to shares of an Acquiring Fund will not exceed the limits applicable to a fund of funds as set forth in NASD Conduct Rule 2830 of the FINRA.
19.           No Non-FOF will acquire securities of any investment company or company relying on Section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act, except to the extent that the Non-FOF (a) acquires such securities in compliance with Section 12(d)(1)(E) of the Act or the Feeder Relief in this Order; (b) receives securities of another investment company as a dividend or as a result of a plan of reorganization of a company (other than a plan devised for the purpose of evading Section 12(d)(1) of the Act), or (c) acquires (or is deemed to have acquired) securities of another investment company pursuant to exemptive relief from the Commission permitting such Non-FOF to (i) acquire securities of one or more investment companies for short-term cash management purposes, or (ii) engage in interfund borrowing and lending transactions.
20.           Before approving any advisory contract under Section 15 of the Act, the board of directors or trustees of each Acquiring Management Company, including a majority of the independent directors or trustees, will find that the advisory fees charged under such advisory contract are based on services provided that will be in addition to, rather than duplicative of, the services provided under the advisory contract(s) of any Non-FOF in which the Acquiring Management Company may invest.  These findings and their basis will be recorded fully in the minute books of the appropriate Acquiring Management Company.
Same Group Relief
Applicants agree that any Order of the Commission granting the requested Same Group Relief will be subject to the following condition:
21.           Applicants will comply with all provisions of Rule 12d1-2 under the Act, except for paragraph (a)(2) to the extent that it restricts any Same Group Fund from investing in Other Investments as described in the Application.

VIII.           NAMES AND ADDRESSES
Pursuant to Rule 0-2(f) under the Act, Applicants state that their addresses are as indicated on the first page of this application.  Applicants further state that all written or oral communications concerning this Application should be directed to:

Darrell N. Braman, Esq.
James P. Erceg
T. Rowe Price Associates, Inc.
100 East Pratt Street
Baltimore, MD  21202

With a copy to:

Stacy L. Fuller, Esq.
K&L Gates LLP
1601 K Street, N.W.
Washington, DC  20006-1600
(202) 778-9475

IX.           PROCEDURAL MATTERS, CONCLUSION AND SIGNATURES
Applicants file this Application in accordance with Rule 0-2 under the Act, and state that their address is printed on the Application’s facing page, and that they request that all written communications concerning the Application be directed to the person and address printed on the Application’s facing page.  Also, Applicants have attached the required verifications as exhibits to the Application.
In accordance with Rule 0-2(c) under the Act, Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of the Applicants.
In accordance with Rule 0-5 under the Act, Applicants request that the Commission issue the requested Order without holding a hearing.

Based on the facts, analysis and conditions in the Application, Applicants respectfully request that the Commission issue an Order under Sections 6(c), 17(b) and 12(d)(1)(J) of the Act granting the Relief requested by this Application.

T. ROWE PRICE ASSOCIATES, INC.

By:           /s/ Darrell N. Braman
Name:      Darrell N. Braman
Title:        Vice President

Dated:  December 4, 2009

Exhibit A
Verification of T. Rowe Price Associates, Inc.
In accordance with Rule 0-2(d) under the Act, the undersigned, being duly sworn, deposes and says that he has duly executed the attached Application for an order for, and on behalf of, T. Rowe Price Associates, Inc.; that he is the Vice President of such company; and that all actions taken by the directors or other persons necessary to authorize deponent to execute and file such instrument this 4th day of December, 2009, have been taken.  Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:           /s/ Darrell N. Braman
Name:      Darrell N. Braman
Title:        Vice President